================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of April 2003

                  International Telecommunications Company Inc.
                 (Translation of registrant's name into English)

                Compania Internacional de Telecomunicaciones S.A.
                          Avenida Ingeniero Huergo 723
                            (C1107AOT) Buenos Aires,
                         Argentina (Address of Principal
                               Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F: [X]        Form 40-F: [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes: [_]         No: [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes: [_]         No: [X]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes: [_]         No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

================================================================================

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                               TABLE OF CONTENTS

  Item
  ----
   1. English translation of the financial statements for the three-month transition period ended December 31, 2002, filed with the Comision Nacional de Valores (Securities and Exchange Commission of Argentina) on February 20, 2002.

COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2002 and 2001 and for the Three-Month Fiscal Year ended December 31, 2002 and the Three-Month Period ended December 31, 2001

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

            Registered Address: Tucuman 1 - 18th floor, Buenos Aires

                        CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2002 AND 2001 AND

           FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 (1)

               AND THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

               (stated in millions of constant Argentine pesos of
                       December 31, 2002 - see Note 2.3.)

Principal Business:  Direct or indirect participation in businesses related to the areas of telecommunications, other forms of communications and energy.


Registration with the Public Registry of Commerce:

-  Of the articles of incorporation: October 4, 1990.
-  Of the last change to the bylaws: January 21, 2003 (1).

Registration number with the "Inspeccion General de Justicia" ("IGJ" the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31 (1).

Capital structure: See Note 6.

(1) See Note 19.

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2002 AND 2001

               (stated in millions of constant Argentine pesos of
                       December 31, 2002 - see Note 2.3.)


                                                                  2002     2001
                                                                 ------   ------
CURRENT ASSETS

Cash and banks (Note 3.a)                                            46       82
Investments (Note 24.a) and b)                                      351       70
Trade receivables (Note 3.b)                                        313    1,408
Other receivables (Note 3.c)                                        193      216
Inventories (Note 3.d)                                               17       39
Other assets (Note 3.e)                                               3     --
                                                                 ------   ------
   Total current assets                                             923    1,815
                                                                 ------   ------
NONCURRENT ASSETS

Trade receivables (Note 3.b)                                          5       24
Other receivables (Note 3.c)                                        112      130
Investments (Note 24.a)                                              18       16
Fixed assets (Note 24.c)                                          8,417    9,649
Intangible assets and deferred charges (Note 24.d)                  429      475
                                                                 ------   ------
   Total noncurrent assets                                        8,981   10,294
                                                                 ------   ------
   Total assets                                                   9,904   12,109
                                                                 ======   ======
CURRENT LIABILITIES

Trade payables (Note 3.f)                                           415      677
Bank and other financial payables (Note 3.g)                      3,661    2,664
Payroll and social security taxes payable (Note 3.h)                 72      143
Taxes payable (Note 3.i)                                             95      214
Other payables (Note 3.j)                                            54      116
Reserves (Note 24.e)                                                  3        6
                                                                 ------   ------
    Total current liabilities                                     4,300    3,820
                                                                 ------   ------
NONCURRENT LIABILITIES

Trade payables (Note 3.f)                                            68       70
Bank and other financial payables (Note 3.g)                      3,876    2,693
Payroll and social security taxes payable (Note 3.h)                 28       85
Other payables (Note 3.j)                                            65      113
Reserves (Note 24.e)                                                159      194
                                                                 ------   ------
    Total noncurrent liabilities                                  4,196    3,155
                                                                 ------   ------
    Total liabilities                                             8,496    6,975

MINORITY INTEREST IN SUBSIDIARIES                                   842    2,049

SHAREHOLDERS' EQUITY (per related statement)                        566    3,085
                                                                 ------   ------
    Total liabilities, minority interest in subsidiaries and
    shareholders' equity                                          9,904   12,109
                                                                 ======   ======

             The accompanying Notes 1 to 25 are an integral part of
                          these financial statements.

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                        CONSOLIDATED STATEMENTS OF INCOME

           FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 (1)

               AND THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

               (stated in millions of constant Argentine pesos of
            December 31, 2002, except for per share amounts which are stated in constant Argentine pesos of December 31, 2002 -
                                 see Note 2.3.)


                                                                          2002     2001 (2)
                                                                         ------    --------
NET REVENUES                                                                620      1,414

COST OF SERVICES PROVIDED (Note 3.k)                                       (498)      (766)
                                                                         ------     ------
Gross profit                                                                122        648

ADMINISTRATIVE EXPENSES (Note 24.h)                                        (106)      (159)

SELLING EXPENSES (Note 24.h)                                                (69)      (382)
                                                                         ------     ------
Operating (loss) income                                                     (53)       107

GAIN (LOSS) ON EQUITY INVESTMENTS                                             1         (9)

OTHER EXPENSES, NET (Note 24.h)                                             (51)       (52)

FINANCIAL INCOME ON ASSETS, NET (Note 24.h)                                  45         15

FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Note 24.h)                     407       (105)
                                                                         ------     ------
Income (loss) for the three month fiscal year/period before income tax
    and minority interest in subsidiaries                                   349        (44)

INCOME TAX (Note 2.6.h)                                                    --          (65)

MINORITY INTEREST IN SUBSIDIARIES                                          (100)        28
                                                                         ------     ------
Net income (loss) for the year/period                                       249        (81)

Dividends attributable to preferred shareholders                             (1)        (1)
                                                                         ------     ------
Earnings (loss) attributable to common shareholders                         248        (82)
                                                                         ======     ======
Earnings (loss) per share                                                 0.047     (0.015)
                                                                         ======     ======

(1) See Note 19.
(2) See Note 2.9.

             The accompanying Notes 1 to 25 are an integral part of
                          these financial statements.

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

           FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 (1)

               (stated in millions of constant Argentine pesos of
                       December 31, 2002 - see Note 2.3.)


                                                                                      2002
                                       -------------------------------------------------------------------------------------------
                                                                      Shareholders' contributions
                                       -------------------------------------------------------------------------------------------
                                                       Common                                     Preferred
                                       ------------------------------------------ ----------------------------------------
                                         Capital                                  Capital
                                          stock                                    stock
                                       -------------                             -----------  Adjustment   Adjustment to
                                           Face       Adjustment to  Premium on      Face     to capital    redemption
                Description               value       capital stock  share issue     value       stock         value       Subtotal
-------------------------------------  ------------- --------------  ----------- ----------- ------------  --------------- --------
Balance at beginning of the
  three-month fiscal year                  531           1,549            34         14            44           (20)        2,152

Adjustment to preferred stock's
  redemption value (2)                     --               (1)           --         --            --             1           --

Net income for the three-month
  fiscal year                              --              --             --         --            --             --          --
                                          ---            -----           ---        ---           ---           ----        -----
Balance at end of the three-month
  fiscal year                             531            1,548            34         14            44           (19)        2,152
                                          ===            =====           ===        ===           ===          ====         =====

                                                                      2002
                                       ------------------------------------------------------------------
                                                       Retained earnings
                                       ----------------------------------------------------
                                                       Reserve for
                                           Legal         future          Unappropriated
                Description               reserve       dividends           earnings            Total
-------------------------------------  ------------- --------------  ----------------------  ------------

Balance at beginning of the
  three-month fiscal year                   224            832              (2,891)              317

Adjustment to preferred stock's              --             --                 --                --
  redemption value (2)

Net income for the three-month
     fiscal year                             --             --                 249               249
                                            ---            ---              ------               ---
Balance at end of year                      224            832              (2,642) (3)          566
                                            ===            ===              ======               ===

(1) See Note 19.
(2) See Note 5.
(3) See Note 21.

             The accompanying Notes 1 to 25 are an integral part of
                          these financial statements.

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

               FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

               (stated in millions of constant Argentine pesos of
                       December 31, 2002 - see Note 2.3.)


                                                                                      2001
                                       -------------------------------------------------------------------------------------------
                                                                      Shareholders' contributions
                                       -------------------------------------------------------------------------------------------
                                                       Common                                     Preferred
                                       ------------------------------------------ ----------------------------------------
                                         Capital                                  Capital
                                          stock                                    stock
                                       -------------                             -----------  Adjustment   Adjustment to
                                           Face       Adjustment to  Premium on      Face     to capital    redemption
                Description               value       capital stock  share issue     value       stock         value       Subtotal
-------------------------------------  ------------- --------------  ----------- ----------- ------------  --------------- --------
Balance at beginning of year                531           1,529          34           14          44             2          2,154

Net loss for the period                      --             --           --           --          --            --             --
                                            ---           -----         ---          ---         ---           ---          -----
Balance at end of period                    531           1,529          34           14          44             2          2,154
                                            ===           =====         ===          ===         ===           ===          =====

                                                                      2001
                                       ------------------------------------------------------------------
                                                       Retained earnings
                                       ----------------------------------------------------
                                                       Reserve for
                                           Legal         future          Unappropriated
                Description               reserve       dividends           earnings            Total
-------------------------------------  ------------- --------------  ----------------------  ------------

Balance at beginning of year                224            832                (44)               3,166

Net loss for the period                      --             --                (81)                 (81)
                                           -----           ---              -----                -----
Balance at end of period                     224           832               (125)               3,085
                                           =====           ===              =====                =====

             The accompanying Notes 1 to 25 are an integral part of
                          these financial statements.

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

           FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 (2)

               AND THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

               (stated in millions of constant Argentine pesos of
                       December 31, 2002 - see Note 2.3.)


CHANGES IN CASH AND CASH EQUIVALENTS                          2002    2001
                                                              ----    ----
Cash and cash equivalents at end of year/period (3)            397     152
Cash and cash equivalents at beginning of year                 351      71
                                                              ----    ----
Increase in cash and cash equivalents                           46      81
                                                              ====    ====
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:

Net income (loss) for the three-month fiscal year/period       249     (81)
Adjustments to reconcile net income (loss) for the
  three-month fiscal year/period to net cash provided
  by operating activities:
     Financial expenses (4) (5)                               (620)     20
     Fixed assets depreciation                                 311     362
     Material consumption                                       10      13
     Net book value of fixed assets retired                      2     --
     Amortization of intangible assets and deferred charges     10      11
     Cost of goods sold                                         29      19
     Increase in allowances and reserves                        58     280
     (Gain)/Loss on equity investments                          (1)      9
     Minority interest in subsidiaries                         100     (28)
     Payment of dividends to minority shareholders             --     (115)
     Holding gains                                              (1)    --
   Changes in assets and liabilities:
     Other receivables                                          78     (32)
     Inventories                                                 1      (4)
     Payroll and social security taxes payable                  (9)      4
     Taxes payable                                             (75)     13
     Other payables                                             (8)     22
     Trade receivables                                         162    (112)
     Trade payables                                            (45)     35
                                                              ----    ----
     Total cash flows from operating activities                251     416
                                                              ----    ----
     Cash flows used in investing activities:
     Purchases of fixed assets                                 (37)   (208)
                                                              ----    ----
     Total cash flows used in investing activities             (37)   (208)
                                                              ----    ----
     Cash flows (used in) provided by financing activities:
     Increase in bank and other financial payables             --      181
     Decrease in bank and other financial payables            (160)   (308)
     Increase in intangible assets (6)                          (8)    --
                                                              ----    ----
     Total cash flows used in financing activities            (168)   (127)
                                                              ----    ----
     Total increase in cash and cash equivalents                46      81
                                                              ====    ====

(1) Cash and cash equivalents (investments with an original maturity not exceeding three months). See Note 2.5.
(2) See Note 19.
(3) Supplemental information on cash flows, see Note 17.
(4) Includes those not involving cash flows. In 2002, net of 18 million corresponding to the exchange loss (net of inflation effect) originated by cash and cash equivalents in foreign currency.
(5) In 2002, net of 3 million corresponding to inflation loss originated by local currency cash and cash equivalents.
(6) In 2002, net of 1 million financed by trade payables.


             The accompanying Notes 1 to 25 are an integral part of
                          these financial statements.

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

              (amounts stated in Argentine pesos as of the date of
                    each transaction (except where expressly
                   indicated that figures are stated in other
                           currency - see Note 2.3.))

1.    CORPORATE OBJECTIVE

      Compania Internacional de Telecomunicaciones S.A. ("Cointel" or "the Company") controls Telefonica de Argentina S.A. ("Telefonica") which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license as granted was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications ("SC") issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefonica signed a contract with the SC whereby Telefonica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefonica's obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

      Additionally, on April 10, 2002, Telefonica's General Ordinary and Special Shareholders' Meetings approved the amendment to the corporate purpose. The corporate purpose was broadened for Telefonica to be able to engage in other type of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the reform of the corporate purposes, it is necessary to obtain the related authorization of telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned reform is subject to administrative approval by the SC.

2.    SIGNIFICANT ACCOUNTING POLICIES

      2.1. Generally accepted accounting principles

           In preparing these financial statements, the Company used the valuation methods and disclosures required by applicable resolutions of the CNV which, in the Company's case as described below differ, in certain aspects from those approved by the Professional Council of Economic Sciences of the City of Buenos Aires ("CPCECABA").

           Effective December 8, 2000, the Governing Board of FACPCE approved RTs 16, 17, 18, and 19, introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning as from July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, "Derivative financial instruments and hedging transactions," which was subsequently adopted by CPCECABA on October 30, 2002, with certain amendments. The provisions contained in later resolution are applicable as from January 1, 2003.

           These new rules were later approved, with certain amendments, by the CNV by its Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 and thereafter. The CNV resolution allows for anticipated adoption of those rules.

           The changes introduced by the new rule, as they affect the Company, primarily require accounting for: (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; (d) preferred stock with a specific accounting treatment and establish new disclosure requirements of which the most significant are (i) reporting segment information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

           As the current three-month fiscal year commenced on October 1, 2002, the new professional accounting principles are applicable to the Company as from this three-month fiscal year. However, on January 14, 2003, the CNV approved these new principles, but with certain amendments, and made their application a mandatory requirement for the preparation of financial statements for years commencing on or after January 1, 2003, while allowing for their adoption at an earlier date. As of the issuance date of these financial statements the Company and its consolidated subsidiary, Telefonica, are studying the way of implementing the new accounting principles in their definitive CNV approved form, principally in matters relating to deferred tax and preferred stock accounting treatment. Accordingly, the Company has opted not to early adopt the new principles and has not been able to quantify their final effect on its financial statements.

           Subsequently, on February 5, 2003, the FACPCE approved RT No. 21, which replaced RT No. 4 and 5 ruling on matters relating to consolidation and equity investments according, also indicating the information about related companies to be included in the financial statements. As of the date of issuance of these financial statements the approval by the CPCECABA and CNV of this rule is pending.

      2.2. Consolidated financial statements

           The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

           In accordance with accounting principles in Argentina and current Argentine legislation, the presentation of the parent company's individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

           Following the procedure established by Technical Resolution ("RT") No. 4 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, line by line, its balance sheet as of December 31, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefonica and its subsidiary Telinver S.A. ("Telinver") as of December 31, 2002, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to Telefonica's and Telinver's fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of income and cash flows for the three-month fiscal year ended December 31, 2002 (see Note 19.) by subtracting from the amounts corresponding to the consolidated statements of income and cash flows included in the consolidated financial statements of Telefonica and Telinver for the fiscal year ended December 31, 2002, the amounts corresponding to the consolidated statements of income and cash flows included in the consolidated financial statements of Telefonica and Telinver for the nine-month period ended September 30, 2002.

           The consolidated financial statements as of December 31, 2001 were prepared using the financial statements as of those dates of Telefonica and its subsidiary Telinver, considering the minor retroactive reclassifications mentioned in Note 2.9.

           All material intercompany accounts and transactions have been eliminated in consolidation.

           As of December 31, 2002, the data reflecting corporate control is as follows:

                                                                                Capital        % of capital
                                                                                 stock           stock and
           Company                        Business                                (1)           % of votes    Shareholding
          ------------- --------------------------------------------------  -----------------  -------------  ------------
          Telefonica    Telecommunications services (5)                     1,746,052,429 (4)     64.83 (2)      Direct

          Telinver      Commercial, investment and telecommunications
                        services, among others                                 49,623,218         64.83 (3)      Indirect

          (1) Total face value, in Argentine pesos.
          (2) See Note 4.
          (3) Telefonica's interest in Telinver amounts to 99.99%.
          (4) Includes 2,355 treasury shares. See Note 4.2. (5) See Note 1.

      2.3. Presentation of financial statements in constant Argentine pesos

           Until the six-month period ended March 31, 2002, the Company's financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos of August 1995 according to RT No.6 of FACPCE. Effective September 1, 1995, for accounting principles in Argentina purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This criteria was accepted under accounting principles in Argentina until December 31, 2001.

           However, considering the new inflationary context (increase in the applicable index for restatement of financial statements (wholesales prices) was 118.2% in the period January 2002 through December 2002) and the conditions created by the new system established by the Public Emergency and Exchange System Reform Law, which are described in detail in Note 22., on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in RT No. 6 with the changes incorporated by RT No. 19 issued by the FACPCE, adopted by Resolution CD No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period (September 1995 through December 2001) are to be considered stated in currency of December 2001.

           On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of financial statements in constant pesos. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant pesos.

           In accordance with the above, the financial statements of the Company as of December 31, 2002 and for the three-month fiscal year ended December 31, 2002 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV. Additionally, the financial statements as of December 31, 2001 that are presented for comparative purposes, have been restated in constant pesos of December 31, 2002.

           The restatement in constant Argentine Pesos method is applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.6.e).

      2.4. Financial instruments with off-balance sheet risk and concentration of credit risk

           The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefonica has entered into the following instruments to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

           1. Effective September 29, 1999, Telefonica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with a loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of December 31, 2002, the related liability taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefonica shareholders' equity.

           2. During December 1999, Telefonica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with Telefonica's net position of assets and liabilities in euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

           The only significant concentration of credit and operations as of December 31, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Consolidated trade receivables from the Argentine Government as of December 31, 2002 and 2001 amounted to 74 million (includes 7 million corresponding to Telinver and 67 million corresponding to Telefonica) and 207 million, respectively (in constant pesos of December 31, 2002). The percentages of net revenues derived from services rendered to the Argentine Government for the three-month fiscal year ended December 31, 2002 and the three-month period ended December 31, 2001 were 3.1% and 3.4%, respectively.

           Out of the above-mentioned balances as of December 31, 2002 not yet collected as of the date of issuance of these financial statements, approximately 56 million (includes 2 million corresponding to Telinver and 54 million corresponding to Telefonica) were past due as of December 31, 2002. On the basis of Telefonica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives, Telefonica's Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies have been considered to determine the allowance for doubtful accounts as of December 31, 2002. The portion of net value related to these receivables that it was estimated to be collected over twelve months has been classified as noncurrent as of December 31, 2002 and 2001 (see Note 3.m).

      2.5. Statement of cash flows

           In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

      2.6. Valuation methods

           The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year/period.

           Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the Company's and Telefonica's Management have been made accordingly (among others, see Notes 2.6.e), 2.6.f), 2.6.h), 5., 8., 12., 15. and
           22. for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional action that the Argentine government may undertake in the future will be reported in the financial statements as the Company's and Telefonica's Management becomes aware of it (see Note 22.).

           Final results may significantly differ from those estimated by the Company's and Telefonica's Management. The Company's financial statements may not include all adjustments that could result from the development of this matter.

          Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company's financial statements should be read in light of those circumstances.

           The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

           a) Cash and banks, trade receivables, current investments, other receivables, payroll and social security taxes and other payables (except bank and financial payables):

              - In local currency (Argentine Pesos): at nominal value, including financial income/expense accrued through the end of each year/period, if applicable.

              - In foreign currency: they are stated at the exchange rate applicable to its settlement in effect at the end of each year/period according to the intended uses, in each case, by the Company, including accrued financial income/expenses, if applicable. The exchange differences, net of those capitalized as described in Note 2.6.e), were credited/charged to income/expense of each year. The related detail is disclosed in
                Note 24.g).

              Trade receivables include services provided and settlements with foreign correspondents billed, as well as, services and settlements accrued but unbilled as of the end of each year/period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

              Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefonica includes as a receivable the portion accrued as of each year end of the surcharge for late payment included in the invoices for payments until the "second due-date" of the invoice. For amounts that are past-due beyond the second due date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefonica estimates that it is likely that it will recover it.

              Prepaid services: includes payments made to IBM Argentina S.A. ("IBM") in excess of the portion of the contract's total cost accrued through the year/period-end for having received the basic service (see Note 11.1.). Such amount is disclosed net of the unaccrued balance of the income from the sale of the assets transferred to IBM, which is accrued on a straight-line basis over the term of the contract.

              "Patriotic Bond": it was valued at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each year/period according to the intended use of the Bond by Telefonica, plus the financial income accrued until those dates. Telefonica intends to hold the Patriotic Bond until the related maturity date and use it to compensate taxes to be payable (see Note 15.1.).

              Tax credit certificates ("TCC"): as of December 31, 2002 they were valued at face value plus the "benchmark stabilization coefficient" and the financial income accrued until the end of each year/period. Telefonica intends to hold the tax credit certificates until the related maturity date and use them to compensate taxes to be payable (see Note 15.2.)

              Payroll and social security taxes payable: include (i) pre-retirement agreements with employees, which are recorded on the basis of the discounted value of such agreements (see Note 3.h) and ii) the non-remunerative benefit granted to workers suspended for the pending amount payment until the end of the mentioned suspension.

              Universal Service contribution (see Note 14.a): Telefonica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) admitted by the related Regulation and in accordance with Telefonica's estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies which must be first approved by the regulatory entity are booked by Telefonica as receivable in the year/period in which its reimbursement is approved by such entity.

              Other payables mainly include: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefonica is required to make to the employee's "Compensatory Fund", which were recorded at the discounted value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefonica that were recorded at the present value of the payments agreed upon and
              b) Benefits under the Collective Labor Agreements for Telefonica's employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the discounted value and has been determined based on the number of employees in service as of the end of each year and the probability of their qualifying for this benefit.

           b) Inventories:

              Raw materials and supplies have been valued at replacement cost, which does not exceed their estimated realizable value.

              Directories in edition process have been valued at its inflation restated cost. This value does not significantly differ from restated reproduction cost and does not exceed their estimated realizable value.

              Telephony equipment and other equipment (including telephone accessories and prepaid cards) have been valued at the replacement cost up to the limit of their estimated realizable value.

              Inventories are disclosed net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year/period.

           c) Other assets:

              In 2002, includes buildings no longer used in the operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

           d) Noncurrent investments:

              The equity interest in E-Commerce Latina S.A. ("ECL") as of December 31, 2002 and 2001, was valued by the equity method based on the financial statements as of December 31, 2002 and 2001 expressed in constant pesos, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

              Other investments represent Telefonica's share in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) and its share in New Skies Satellites N.V. as of December 31, 2002 and 2001. They have been valued at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year/period up to the limit of its interest value by the equity method, determined on the basis of the latest available financial information (see Note 20.b). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefonica should not cease to be an investor in Intelsat without the prior consent of the regulatory authorities has ceased to have effect.

           e) Fixed assets:

              Fixed assets received from Empresa Nacional de Telecomunicaciones ("Entel") have been valued at their transfer price to Telefonica restated as indicated in Note 2.3., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready for use. Capitalized interest included in construction in process for the three-month period ended December 31, 2001 totaled 4 million (in constant pesos of December 31, 2002). During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to the decrease in construction in process.

              For those assets whose operating condition warrants replacement earlier than the end of the useful life allocated to the fixed asset category concerned, Telefonica calculates depreciation charge based on the estimated remaining useful life assigned, in accordance with the investment plan.

              CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

              As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of December 31, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

              Fixed assets relating to Telefonica's telecommunications business were valued calculating their recoverable value on the basis of Telefonica's Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 12.1, derive from the pending renegotiation with the Government, whether the participation of the Company in the booked amount of Telefonica's telecommunications fixed assets as of December 31, 2002, which amounts to 5,447 million (amount calculated considering the Company's ownership interest in Telefonica) is fully recoverable, depends on the effect that the outcome of such renegotiation may have on Telefonica's operations and cash flows.

           f) Intangible assets and deferred charges:

              Goodwill on investment in companies: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to:

              (a) the increase in Telefonica's equity interest from 51.0% to
                  56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica's class C shares by such company. The Company amortizes this goodwill over a 240-month term by the straight-line method.

                  As of September 30, 2002 the Company ceased to disclose the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefonica because it was fully amortized as of that date.

                  The recoverability analysis of the goodwill's booked value generated by the investment in Telefonica as of December 31, 2002, has been made on the basis of the Company's management best estimate of Telefonica's future cash flows, considering current information and Telefonica's future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefonica's negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether booked goodwill, as of December 31, 2002 in the amount of 343 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefonica's operations and cash flows.

              (b) the goodwill merged into Telefonica, in connection with the corporate reorganization mentioned in Note 4.2.a) related to the data transmission business, including the authorizations to use the Band "B" therein mentioned, restated in constant Argentine pesos as stated in Note 2.3, is amortized by the straight-line method over a 10-year term,

              (c) the acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink S.A., Compuserve Argentina S.A. and Aki S.A. ("Aki"), exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates (not including, as described in Note 4.2., the portion of Telefonica's goodwill related to the TDA's data business, which was previously spun-off). The original amortization period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill have been valued at nil based on the estimation made by Telefonica of their recoverable value due to the evolution of the customer portfolios acquired under each transaction, and,

              (d) the goodwill generated by the capital contributions, restated
                  as indicated in Note 2.3, made with an issuance premium, to ECL (merged into Telefonica in connection with the corporate reorganization mentioned in Note 4.) was amortized by the straight-line method over a 10 year term. As of December 31, 2002, based on the evolution foreseen by Telefonica of the e-commerce business, Telefonica has valued such goodwill at zero, adjusting it to its estimated recoverable value.

              Organization and preoperating expenses corresponds to the Company's start-up expenses which were amortized over a ten-year term as from the year ended December 31, 1991. As of September 30, 2001, they were totally amortized, consequently, during the year ended September 30, 2002, the Company has ceased to disclose such original value and its corresponding accumulated amortization.

              Trademarks and the license to use the logo were valued at their acquisition cost restated in constant pesos as indicated in Note 2.3., net of accumulated amortization, which was calculated based on the remaining duration of Telinver contract, until October 2007.

              Expenses and commissions related to the negotiable obligations have been restated as indicated in Note 2.3., and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, it includes the amount related to the "authorization fee" in connection with waivers granted by the holders of corporate bonds which are amortized on a straight-line basis through maturity (see
              Note 8.3.1.).

              The licenses to use links have been valued at the acquisition cost restated into constant pesos of December 31, 2002 as indicated in
              Note 2.3. and are amortized by the straight-line method over a fifteen-year term.

              The assignment to Telinver of Meller Comunicaciones S.A.'s rights pursuant to the contract for publishing Telefonica's telephone directories and the "not to compete" commitment undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as indicated in Note 2.3. for each year/period and are being amortized as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts. Resolution MD No. 3/2002 requires the capitalization of any foreign exchange differences accrued on foreign exchange liabilities on or after January 6, 2002, with such capitalization having the effect of an early accounting for purchasing power fluctuations. Such capitalization is optional in cases where the relevant liabilities have been incurred as indirect financing for the related asset acquisition.

           g) Bank and other financial payables:

              - In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of December 31, 2002 and 2001.

              - In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year/period calculated at the contractual interest rate in effect as of December 31, 2002 and 2001, respectively. See Note 22.

           h) Income tax and Tax on minimum presumed income:

              In case there was taxable income, the Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year without considering the effect of temporary differences between Net Income and Taxable Income.

              Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the tax rate of 1% on qualifying assets valued according to tax rules in effect as of the end of the year/period. This tax is supplementary to Income Tax. The Company's tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

              For the three-month fiscal year ended December 31, 2002, Cointel has estimated a taxable income in the income tax of approximately 80 million that will be fully offset with tax loss carryforward existing at the beginning of the fiscal year and has determined a charge for the tax on minimum presumed income of approximately 3,000 pesos, which was included in the statement of income for the three-month fiscal year ended December 31, 2002. For the three-month period ended December 31, 2001, the Company had determined the existence of income tax loss and had determined a proportional charge for the tax on minimum presumed income of approximately 2,000 pesos, which was capitalized as "Other noncurrent receivables".

              Additionally, as of September 30, 2002, the Company had an accumulated income tax loss carryforward of about 971 million (historical value), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and it eventually might be used to offset future taxable income as follows:

                                                            Tax loss carryforward
                         Available until                     (historical value)
               -------------------------------------  ----------------------------------

                               2004                                    48
                               2005                                    60
                               2006                                    68
                               2007                                   795
                                                                     ----
                                                                      971 (1)
                                                                     ====


              (1) Before offsetting the current fiscal year taxable income.

              Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

              Telefonica has estimated the existence of income tax loss for the current year and has so determined a proportional charge for the three-month period ended December 31, 2002 for the tax on minimum presumed income of 12 million corresponding to Telefonica and 1 million to Telinver, which were capitalized as "Other non-current receivables", and have been estimated recoverable based on Telefonica's tax projection and the legal terms established for its recovery (10 years). However, whether the participation of the Company in the booked amount of tax on minimum presumed income credits of Telefonica of 48 million (31 million considering the Company's interest in Telefonica) is fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefonica's operations and cash-flows (see Note 12.1). In the three-month fiscal year ended December 31, 2001 Telefonica's Income Tax, amounting to 65 million (in constant pesos of December 31, 2002), was higher than the tax on minimum presumed income corresponding to that fiscal year and was charged to expense of that fiscal year in the "Income Tax" account.

              Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses originated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

              The Company's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 24 million were computed for the tax purposes in the fiscal year ended September 30, 2002, while the remaining amount will be carried forward and applied for tax purposes in equal amounts over four fiscal years.

              Telefonica's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, of which approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied for the tax purposes in equal amounts over four fiscal years.

              Law N(degree) 25,561 further provides that, in the first fiscal year ending on or after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (and in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss described in the preceding paragraph, i.e., a net loss resulting from differences between the exchange rate prevailing as of that year-end and the $1.40 to US$1.00 exchange rate.

              Based on the above, as of December 31, 2002 Telefonica and Telinver carried an income tax loss of about 1,275 million and 33 million, respectively, that will be available to offset future taxable income through the year 2007.

           i) Reserves:

              Charges have been recorded for contingencies where it is probable for the Company and its subsidiaries to incur a liability. When estimating the amounts, consideration has been given to the probability of occurrence, after consideration of legal counsel's opinion regarding the matter.

           j) Financial Instruments:

              Telefonica employs currency swaps to reduce the exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to some obligations assumed in yens and euros detailed in Note 2.4. Thus, Telefonica ensured a fixed exchange rate of such currencies to the U.S. dollar for such obligations. Telefonica values the covered obligations at each year/period's closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium on the swap agreements is deferred and amortized by the straight-line method over the term of such agreements.

           k) Shareholders' equity accounts:

              - Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.3. is disclosed in the "Adjustment to capital stock" account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

              - Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

                o Face value of preferred shares.

                o Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.3.

                o Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.3. and their redemption value.

              - Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.3.

              - Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.3.

              - Reserve for future dividends: as of December 31, 2002 the
                Company has a reserve for future dividends of 832 million (in constant pesos of December 31, 2002). However, as described in Notes 7.d) and 21., the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

           l) Statement of income accounts:

              Income statement accounts for the three-month fiscal year ended December 31, 2002 have been restated into constant pesos at the end of such fiscal year (see Note 2.3.) as follows:

              - Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

              - those accounts used to record monetary transactions during the course of each year have been restated by applying to the original amounts inflation adjustment coefficients corresponding to the month of accrual of the original transactions;

              - charges for the use, depreciation and amortization of
                non-monetary assets (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets;

              - financial income and expenses are disclosed net of the monetary income generated by the effect of inflation on the assets and liabilities that originated them.


      2.7. Telefonica's fiscal year-end change

           On September 18, 2001, the Telefonica's Special Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Telefonica's fiscal year-end from September 30 to December 31 of each year. The Comision Nacional de Comunicaciones ("CNC") issued resolution No. 1,322 whereby it authorized Telefonica to change its fiscal year-end date.

      2.8. Amounts expressed in millions of Argentine pesos

           The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

      2.9. Comparative financial statements

           Telefonica made minor disclosure reclassifications for certain revenues and expenses in its income statement in the current year and retroactively showed the effect of such changes (amounting to 2 million in constant pesos as of December 31, 2002) on its December 31, 2001, comparative financial statements.

3.    BREAKDOWN OF THE MAIN ACCOUNTS

      As of the end of each year, the main accounts were made up as follows (foreign currency balances are presented in Note 24.g) (balances stated in millions of constant Argentine pesos of December 31, 2002):

      a)   Cash and banks:

                                                   2002               2001
                                             ------------------ ------------------

           Cash                                        1                  13
           Banks (1)                                  45                  69
                                                     ---                 ---
                                                      46                  82
                                                     ===                 ===

           (1) In 2002, includes 11 million from provincial bonds and 3 million from federal bonds, which circulate in lieu of currency.


      b)   Trade receivables:

                                                            2002                               2001
                                             ----------------------------------- ----------------------------------
                                                 Current        Noncurrent (2)        Current         Noncurrent
                                             ----------------- ---------------   ----------------- ----------------

           Past due (1)                            441              30                 1,174              116
           Current                                 248              --                   851               --
                                                  ----            ----                 -----             ----
             Subtotal                              689              30                 2,025              116

          Allowance for doubtful accounts
             (Note 24.e)                          (376)            (25)                 (617)             (92)
                                                  ----            ----                 -----             ----
             Total                                 313               5                 1,408               24
                                                  ====            ====                 =====             ====

           (1) As a result of the refinancing of past-due receivables, about 19 million of refinanced receivables are disclosed as current receivables as of December 31, 2002.

           (2)  See Notes 2.4. and 3.m).

      c)   Other receivables:

                                                                  2002                               2001
                                                    ---------------------------------- ---------------------------------
                                                          Current         Noncurrent        Current        Noncurrent
                                                    ----------------- ---------------- ---------------- -----------------

            Guarantee deposits                               7                 --              15               --
            Prepayments to vendors                           2                 --              25               --
            Related companies -TCP, TYSSA, TDA,
               Telefonica Gestion de Servicios
               Compartidos S.A. ("T-Gestiona") and

               Atento Argentina S.A. ("Atento")             39                 --              48               --
            Financial prepayments                           12                 --              --               --
            Prepaid rentals                                  2                 --              13                9
            Prepaid services                                22                  1              26                4
            Tax credit certificates (1)                     15                 15              --               33
            Legal deposits                                   3                 --               9               --
            Income Tax                                       -                 --               4               --
            Value Added Tax                                  2                 --               2               --
            Tax on minimum presumed income                   -                 52              --                9
            Patriotic Bond (2)                              61                 41              --               65
            Other                                           28                  3              74               10
                                                           ---                ---             ---              ---
               Total                                       193                112             216              130
                                                           ===                ===             ===              ===

           (1) See Note 15.2.
           (2) See Note 15.1.

      d)   Inventories:

                                                           Current
                                              -----------------------------------
                                                    2002              2001
                                              ------------------ ----------------

           Raw materials and supplies                 2                   2
           Directories in edition process             3                  15
           Telephony and other equipment             15                   4
           Prepayments to vendors                     4                  33
                                                   ----               -----
              Subtotal (Note 24.f)                   24                  54

           Allowance for impairment in value
              and slow turnover (1)                  (7)                (15)
                                                   ----               -----
              Total                                  17                  39
                                                   ====               =====

           (1)  See Note 24.e)

      e)   Other assets:

                                                           Current
                                              -----------------------------------
                                                    2002              2001
                                              ------------------ ----------------

          Real property intended for sale             3                  --
                                                   ----               -----
              Total                                   3                  --
                                                   ====               =====


      f)   Trade payables:

                                                                      2002                               2001
                                                       ---------------------------------- ---------------------------------
                                                            Current         Noncurrent         Current        Noncurrent
                                                       ----------------- ---------------- --------------- ------------------
           Vendors, contractors and correspondents            301                --              513              --
           Management fee                                      73                --               44              --
           Billing on account and behalf of cellular
              and audiotext companies                          25                --               72              --
           Services collected in advance                        3                68                7              70
           Other                                               13                --               41               -
                                                            -----             -----            -----           -----
              Total                                           415                68              677              70
                                                            =====             =====            =====           =====

      g)   Bank and other financial payables:

                                                                      2002                               2001
                                                       ---------------------------------- ---------------------------------
                                                            Current         Noncurrent         Current        Noncurrent
                                                       ----------------- ---------------- --------------- ------------------
           Credit balances with banks                           6                --                70               --
           Bank loans and long-term financing                 155               422               124              327
           Import financing                                    61                28                56               -3
           Related company - TISA (2)                       3,353                --             2,137                -
           Negotiable obligations (1)                          86             3,426               277            2,333
                                                            -----             -----             -----            -----
           Total                                            3,661             3,876             2,664            2,693
                                                            =====             =====             =====            =====

           (1) See issuance conditions in Notes 8.2.2. and 8.3.1.

           (2) In 2002, includes 354 million corresponding to the Company (see
               Note 10.2.), 2,863 million corresponding to Telefonica (see Note 8.3.3.) and 136 million corresponding to Telinver (see Note 8.3.3.).

      h)   Payroll and social security taxes payable:

                                                                      2002                               2001
                                                       ---------------------------------- ---------------------------------
                                                            Current         Noncurrent         Current        Noncurrent
                                                       ----------------- ---------------- --------------- ------------------

           Vacation and bonus accrual                          43              --                 82               --
           Social security taxes payable                       14              --                 28               --
           Pre-retirement agreements (1)                       12              28                 28               85
           Other                                                3              --                  5               --
                                                             ----             ---                ---              ---
              Total                                            72              28                143               85
                                                             ====             ===                ===              ===

           (1) Pre-retirement agreements mature through 2009, and do not have adjustment clause. The amount includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2002 and are to be paid by Telefonica until the worker qualifies to obtain legal pension benefits.

      i)   Taxes payable:

                                                                    Current
                                                       ----------------------------------
                                                             2002             2001
                                                       ----------------- ----------------
           Income tax accrual (net of
              prepayments)                                    --                74
           Turnover tax accrual (net of
              prepayment)                                     13                26
           Health and safety assessment                       17                35
           Value added tax                                    --                57
           Tax on minimum presumed income                     49                 -
           Other                                              16                22
                                                             ---               ---
              Total                                           95               214
                                                             ===               ===

      j)   Other payables:

                                                                      2002                               2001
                                                       ---------------------------------- ---------------------------------
                                                            Current         Noncurrent         Current        Noncurrent
                                                       ----------------- ---------------- --------------- ------------------
           Financial instruments                                5               32                 4              33
           International Telecommunications Union              21               --                46              --
           Debt with TYSSA, Atento, TCP and TDA                 1               --                22              --
           Other                                               27               33                44              80
                                                              ---              ---               ---             ---
              Total                                            54               65               116             113
                                                              ===              ===               ===             ===

      k)   Cost of services provided:

                                                                    2002              2001
                                                             ------------------ -----------------
           Telecommunications services (Note 24.h)                    459               732
           Cost of services provided (Note 24.f)                       39                34
                                                                     ----              ----
              Total                                                   498               766
                                                                     ====              ====


      l)   Other expenses, net:

                                                                    2002              2001
                                                             ------------------ -----------------
           Employee terminations                                      17                47
           Reserves                                                   31                14
           Net book value of fixed assets retired                      2                 -
           Miscellaneous, net                                          1                (9)
                                                                    ----              ----
              Total (Note 24.h)                                       51                52
                                                                    ====              ====

      m)   Aging of assets and liabilities:

                                                                  Assets                            Liabilities
                                                    ---------------------------------- ------------------------------------
                                                      Investments       Receivables        Loans (b)     Other payables (c)
                                                    --------------- ------------------ ---------------- -------------------
          Past-due (a):

           Up to three months                               --              89                 --                39
           From three to six months                         --              35                 --                 4
           From six to nine months                          --              41                 --                 2
           From nine to twelve months                       --              56                 --                 1
           From one to two years                            --             128                 --                 3
           From two to three years                          --              50                 --                 7
           Over three years                                 --              69                 --                 -

           At sight:                                        --              28                 45                70

           Current:

           Up to three months                              351             307              3,291               420
           From three to six months                         --              40                180                58
           From six to nine months                          --              38                 87                25
           From nine to twelve months                       --              31                 58                 7
           From one to two years                            --              64              2,051                21
           From two to three years                          --              --                101                22
           From three to four years                         --              --                294                18
           From four to five years                          --              --                 37                16
           Over five years                                  --              48              1,393                83
                                                          ----           -----              -----              ----
           Subtotal                                        351           1,024              7,537               796

           Allowance for doubtful accounts                  --            (401)                --                --
           Benefits under the Collective Labor

              Agreements                                    --              --                 --                 1
                                                          ----           -----              -----              ----
              Total                                        351             623              7,537               797
                                                          ====           =====              =====              ====


           Percentage accruing interest at fixed           100%             4%                 51%                4%
              rate

           Percentage accruing interest at                 --              55% (d)             48%               --
              variable rate
           Average interest rate in foreign                  1%             7%                 10%                6%
           currency

           Average interest rate in local currency           1%            66% (d)             10%               --


           (a) Receivables balances include 30 million classified as non-current taking into account Telefonica's management estimates regarding probable collection terms (see Note 2.4.).

           (b) Includes bank and other financial payables. (c) Includes total liabilities except loans and reserves.

           (d) Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

      4.   CORPORATE REORGANIZATION

           4.1. Tender offer for Telefonica shares

                On January 12, 2000, Telefonica, S.A. ("TESA") launched a tender offer for the stock of Telefonica whereby TESA offered to exchange for its own stock any and all Telefonica Class B shares not already directly or indirectly held by TESA. Telefonica shares subject to TESA tender offer represented 48.2% of Telefonica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. -"Agreement signed by the Company's Shareholders"-, 98% of Telefonica Common Capital Stock is indirectly controlled by TESA.

           4.2. Telefonica reorganization

                As a consequence that TESA has carried out its plan to make a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefonica's Board of Directors and Telefonica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

                After the above-mentioned reorganization, Telefonica, and consequently the Company, no longer hold an interest in TCP, TDA and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders' Meetings of Telefonica and the above-mentioned subsidiaries, Telefonica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefonica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines - Mobile and Data).

                Furthermore, as approved by the Company and Telefonica's Board of Directors and Telefonica's Special Shareholders' Meeting, the minority shareholders that are not related to TESA exchanged their Telefonica's shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefonica. As a result of the capital reduction caused by the spin off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefonica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefonica acquired, at their listing value, the fractions of Telefonica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of 2.227 (in constant pesos of December 31, 2002) per share. Until these shares have been sold, Telefonica may not exercise any of the rights inherent therein.

                Described below are the commitments approved by Telefonica, TCP, Telinver, TMA and TDA Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

                a) Agreement between Telefonica, Telinver, TCP and TDA whereby:

                   - Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefonica.

                   - TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in
                     Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefonica.

                   - TDA spun-off certain assets and liabilities related to the
                     Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefonica.

                   According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

                b) Agreement between Telefonica, TDA and TMA whereby Telefonica spun-off (i) the assets and liabilities related to the data business, including Telefonica's international data business, the portion of Telefonica's goodwill related to the TDA data business and the ownership interest in TDA, and (ii) Telefonica's consulting business (Telefonica's interest in TYSSA) that were merged into TDA. Additionally, Telefonica spun-off the mobile communications business related to Telefonica's interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 ("Date of the Second Reorganization").

                c) As from February 1, 2001 ("Date of the Third
                   Reorganization"), Telinver spun-off and merged with Telefonica the assets of its e-commerce business, including its 50% interest in ECL.

                   Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefonica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

                   a) the activities developed by the reorganized companies (or similar activities), and

                   b) its shares listed on self-regulated stock-exchange markets
                      (or, otherwise, Telefonica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

     Telefonica and its indirect controlling company have fulfilled the requirements mentioned in a) and b) above.

5.   PREFERRED SHARES

     As detailed in the Statement of changes in shareholders' equity and in Note 6., the Company's capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

     a) Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

     b) The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars. However, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 22.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient (see Note 22.a) to the consolidated financial statements) accrued until the redemption date.

     c) The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company's fiscal year-end. The Special Shareholders' Meeting held on June 29, 1998, resolved to modify the Company's year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company's year-end date.

     d) Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

     e) Preferred dividend payment dates are as follows:

        1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

        2. Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

        On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

     f) Preferred capital amortization dates are as follows:

        1. Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

        2. Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

           The Special Shareholders' Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

     g) For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

     h) If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

     i) In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

     j) The Company, among other provisions detailed in the issuance conditions, has agreed:

        1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

        2. To control decisions inside the Board of Directors and General Shareholders' Meetings of the controlled company.

        3. To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company and to incur no debt through debentures or Negotiable obligations or debt securities of any kind or otherwise that shall cause all the debts of the Company to exceed at any time the amount of US$50 million over and above the liabilities of the Company as of the date of approval of the Issuance Conditions without the prior approval of the holders of Preferred Stock as above.

        As of the date of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

     k) The holders of Preferred Stock shall have no right to receive stock dividends of any class whether from capitalization of reserves, capital adjustments or otherwise.

     l) The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

        The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

     The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2002 as established in the issuance clauses and current law, is as follows:


                               Capital stock (1)                       Amounts stated in millions of Argentine pesos
                     -------------------------------------  -----------------------------------------------------------------
         Class of    Face value in     Redemption value     Accumulated unpaid         Twelfth            Total accumulated
         Preferred     millions of       in millions of        dividends as of         preferred          unpaid but not due
           Stock     Argentine pesos   Argentine pesos (2)  December 31, 2001 (3)   dividend period (4)  preferred dividends
       ------------ ----------------   -------------------  ---------------------   ------------------   --------------------

            "A"                2              5                      --                     --                    --
            "B"               13             34                       2                      2                     4
                             ---            ---                     ---                    ---                   ---
                              14 (5)         39                       2                      2                     4
                             ===            ===                     ===                    ===                   ===

        (1) See Note 6.
        (2) See b) in this Note.
        (3) It is related to the preferred dividends accrued during the twelve-month period ended December 31, 2001, which are unpaid as of December 31, 2002, plus the adjustment for the benchmark stabilization coefficient as of December 31, 2002.
        (4) Preferred dividends accrued during the twelve-month period ended December 31, 2002 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 131,000 and 2,161,000, respectively.
        (5) The table may not sum due to rounding in millions. See Note 6.

        As of December 31, 2002 preferred stock adjusted for inflation as stated in Note 2.3. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 39 million. The Company believes that the difference of 19 million in the value of preferred stock represents a redistribution of the total value of the Company's capital stock between its common and preferred shareholders. The difference as of December 31, 2002 is comprised of a 20 million (in constant pesos of December 31, 2002) beginning balance and a decrease of 1 million in constant pesos, corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

        The issuance provisions of the Company's preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Notes 7.d) and 21. and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh period. For the above reasons this situation is not to be considered default.

     6. CAPITAL STOCK

        Below is the Company's capital status as of December 31, 2002:

                                                                                       Subscribed, paid in, issued
                                                                                         and registered with the
                                                                                       Public Registry of Commerce
                                                                                           (historical values)
                                                                                      -------------------------------

     Common shares, series "A" (Face value $0.10, one vote per share)                           441,492,779.70
     Common shares, series "B" (Face value $0.10, one vote per share)                            89,147,519.90
                                                                                                --------------
           Subtotal                                                                             530,640,299.60
                                                                                                --------------

     Class "A" Preferred Shares (Face value $0.10 each) (1)                                       1,731,840.00
     Class "B" Preferred Shares (Face value $0.10 each) (1)                                      12,767,040.00
                                                                                                --------------
           Subtotal                                                                              14,498,880.00
                                                                                                --------------
           Total                                                                                545,139,179.60
                                                                                                ==============

    (1) See Note 5.b)

7. LIST OF CONDITIONS AND THE TRANSFER CONTRACT - EXCLUSIVITY OF THE LICENSE - OTHER RESTRICTIONS

     a) The regulations governing ENTel's privatization state that, upon the occurrence of certain defaults under the List of Conditions for ENTel's privatization and after imposing other penalties such as warning and fines, the license which the controlled company holds for providing the telecommunications service may be revoked upon the fulfillment of the proceedings set forth in the List of Conditions "List". Upon such revocation, the Company must transfer Telefonica's shares to the National Telecommunications Commission ("CNT"), now the CNC, so that it may proceed to sell the shares by public offering. However, this revocation will not be effected if the Company incurs in any of these situations under prior authorization by the Regulatory Authority.

        The principal obligations of the Company and Telefonica under the List of Conditions and the Transfer Contract still in force are as follows:

        1. Telefonica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines. The assets contributed to Telefonica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way. Additionally, Telefonica has to maintain all or a substantial part of the provision of the telephone service and Telefonica's main business and principal place of business in Argentina may not be changed.

        2. THA and Telefonica International Holding B.V. ("TIHBV"), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

        3. The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefonica's total capital with voting rights, without prior authorization by the Regulatory Authority.

        In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company's network (including voice and data transmission services), and the installation of a minimum number of new lines.

        In the opinion of the Company's management, the Company and Telefonica have met all of the above-mentioned obligations.

     b) Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefonica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

        Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefonica's rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000.

        In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

        On March 31, 1999, Telefonica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefonica's obligations under the license mainly related to service quality and coverage of the areas to be serviced.

        Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefonica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefonica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

        The principal strategic objective of Telefonica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefonica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, the financial conditions or results of operations of Telefonica. While there can be no assurance, in the opinion of Telefonica's management, the implementation of Telefonica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

        Certain amendments to the "Long Distance Dialing Carrier Selection Rules" were introduced by Resolution No. 75/2003, effective February 6, 2003, of the Ministry of Economy to the Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution (see Note 12.1.).

        During the current year, additional factors have had material effects on Telefonica's operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefonica's ability to respond to the above mentioned effects. (see Notes 8. and 12.).

     c) Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year's realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

     d) Dividends: as far as the restrictions related to the dividends of preferred shareholders are concerned, see Note 5.

        As of December 31, 2002, the Company has negative retained earnings of 2,642 million and a reserve for future dividends of 832 million (in constant pesos of December 31, 2002). Consequently, the dividend distribution is restricted. See Note 21.

8.   FINANCIAL DEBT

     8.1. Financing

        The Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefonica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefonica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties' and majority shareholder's financing.

        As of December 31, 2002, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$979 million (equivalent to 3,298 million as of December 31, 2002).

        The Company and Telefonica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefonica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

        However, owing to the macroeconomic situation described in Note 22., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefonica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

        Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

        Subsequent regulations of the B.C.R.A. established that until August 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal on financial debts abroad, except for certain organizations (see Note 22.). As of the date of these financial statements, the Company and Telefonica have obtained the necessary authorization from the B.C.R.A. in the requested cases.

        While the above restriction is in force, or should it be maintained beyond August 8, 2003, the Company and Telefonica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally in those cases in which special authorization is required. The Company's and Telefonica's current debt maturities affected by this situation amount to 3,320 million. In addition, the amount of 3,801 million classified as noncurrent in the balance sheet as of December 31, 2002, results from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason or for the lack of funds to meet the payments at its maturity, the amounts that were disclosed as noncurrent in the balance sheet as of December 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

        THA, a shareholder of the Company, is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA's own fund availability, which depends on the evolution of the issues affecting THA's own financial situation.

        On the other hand, TESA (TISA's parent company) has advised the Company and Telefonica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

        Consequently, the Company's and Telefonica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

        Should no financing alternatives be available for the Company and Telefonica or should the Company and Telefonica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

        Although the Company and Telefonica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 8.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefonica to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2. The Company

     8.2.1. Call option involving Telefonica Class B shares

        On March 6, 1998 the Company had granted ML a call option on 40.2 million Telefonica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefonica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefonica shares, modifying the strike price of the call option for such TESA's shares, in proportion to the price offered for Telefonica shares in the TESA Tender Offer described in Note 4.1. If, on May 28, 2003, the market price of TESA ADRs is higher than US$102.79 (the exercise price), ML may acquire from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of December 31, 2002 is not material.

     8.2.2. Negotiable obligations

        The Regular and Special Shareholders' Meeting held on March 31,
        1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the "Program"). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders' Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

        Under the Program, the Company's Board of Directors decided the issuance of two series of Negotiable obligations: "A" Series for US$225 million and "B" Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

        The main terms and conditions of this issuance of Negotiable obligations are:

        a) Face value: US$1 and $1 for the "A" and "B" Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

        b) The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the "A" Series, and in US dollars or Argentine pesos in the case of the "B" Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

        c) The securities accrue an annual interest of 8.85% and 10.375% on "A" Series and "B" Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

        d) This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company's current and future unsecured and unsubordinated debts.

           The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 10.2.), the sale of all or a significant proportion of the Company's assets, the loss of control over Telefonica's corporate decisions and noncompliance with certain financial ratios.

           The meetings of the Holders of the Company's Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA's reorganization described in Note 4. The Company paid bondholders that approved the reorganization an "authorization fee" equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.8 million plus 2.8 million (in constant pesos of December 31, 2002) corresponding to fees and other related expenses. Additionally, the Company obtained approvals from certain creditors that permitted TESA's reorganization.

           8.2.3. Other financial debt

                  On April 30, 1997 a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. This debt instrument was settled on May 9, 2002 (see
                  Note 10.2). As of its cancellation date, principal amount plus interest accrued through that date amounted to US$14.5 million.

     8.3. Telefonica

           8.3.1. Negotiable obligations

                  As of December 31, 2002, there are three Negotiable obligations issues outstanding:


                   Month and year     Face value          Term           Maturity         Rate per        Use of
                     of issuance     (in millions)      in years        month/year        annum %        proceeds
                  ---------------    -------------     ----------      -----------        -------        --------

                        11/94            US$ 300            10            11/2004          11.875            (b)
                        05/98            US$ 400 (a)        10            05/2008           9.125            (b)
                        06/02              US$71             4            07/2006           9.875            (c)

                  (a) In August 1998, Telefonica bought and cancelled in advance
                      US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of December 31, 2002, for such issuance is US$368.5 million.

                  (b) Financing of capital expenditures in Argentina. (c)
                      Refinancing of liabilities.

                  The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefonica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefonica's commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

                  Telefonica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and June 2002 have been issued under that program. Telefonica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

                  - Exchange of negotiable obligations

                  On May 20, 2002 Telefonica's Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the "2002 Notes".

                  This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefonica offered to exchange:

                  o a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the "2006 Notes", plus
                  o US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
                  o US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

                  Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefonica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, Telefonica proceeded to redeem the notes that were not exchanged by means of a payment of US$16.03 million.

                  The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefonica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

                  Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by Telefonica was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver Telefonica made a cash payment of US$1 million.

           8.3.2. Long-term financing

                  Telefonica has borrowed funds from major financial institutions in an amount equivalent to 422 million as of December 31, 2002. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

                  Telefonica has received from a foreign financial institution not related to Telefonica a credit facility for an amount of US$12 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on Telefonica's financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from Telefonica to be immediately due and payable. On February 4, 2003, Telefonica has requested from the creditor a specific waiver regarding such instances of noncompliance, which was obtained as it relates to financial statements as of December 31, 2002.

                  Additionally, Telefonica uses other long-term bank credit lines to finance imports from different commercial banks.

           8.3.3. Other financing - Related Parties

                  As of December 31, 2002, Telefonica and Telinver owed approximately 2,863 million (US$850 million) (see Note 10.2.4.) and 136 million (US$40 million), respectively, to related parties, which matures until March 2003. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefonica's payables ("events of anticipated maturity") if there are changes in Telefonica's equity, economic and financial situation that due to their adverse nature may affect Telefonica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefonica to repay its debts.

                  The creditor has advised Telefonica that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

                  The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders' equity of Telefonica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefonica has obtained a waiver in respect of procedures of this nature that were pending against Telefonica as of February 12, 2003, subject to a condition that no other debt be accelerated on similar grounds.

     As of the date of these financial statements, the Company and Telefonica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9.   REGISTRABLE ASSETS OF TELEFONICA

     On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefonica 60 days before the date that may be defined as the expiration of ENTel's commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2002 these assets have a net book value of about 632 million (in constant pesos of December 31, 2002), of which approximately 553 million (in constant pesos of December 31, 2002) have been registered in Telefonica's name. In Telefonica's opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefonica's Management opinion, the final outcome of this matter will not have a significant impact on Telefonica's results of operations and/or its financial position.

10.  ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

     10.1. Affiliates (amounts expressed in millions of Argentine pesos)

           10.1.1. Telinver (See Note 4.)

                    As of December 31, 2002, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders' equity of 45 million and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company's capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2003.

                    Telefonica is evaluating Telinver's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefonica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefonica's own fund availability, which depends on the evolution of the issues affecting Telefonica's financial situation and cash flows described in Notes 8.1. and 12.

           10.1.2.  ECL

                    As of December 31, 2002, Telefonica holds together with Alto Palermo S.A. ("APSA") a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefonica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

                    Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefonica.

     10.2. Section 33 - Law No. 19,550 companies and related companies

                   Section 33 - Law No. 19,550 companies

                    As of December 31, 2002, there are nine outstanding loan agreements executed between TISA (as lender) and the Company (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

                    During the fiscal year ended September 30, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month fiscal year ended December 31, 2002, interests converted into principal under the above-mentioned loans amounted to US$2 million.

                    The detail of the loans is as follows:

                       Last renewal date     Principal as of
                           Original          as of December                                 December 31, 2002
                        agreement date          31, 2002               Maturity date      (in millions of US$)
                     ------------------    --------------------    ------------------    ---------------------
                         06-07-01               09-09-02                 03-10-03                 38.0
                         07-26-01               10-30-02                 04-30-03                 10.8
                         07-27-01               10-30-02                 04-30-03                  9.9
                         09-13-01               09-18-02                 03-18-03                  4.5
                         03-29-02               10-21-02                 04-21-03                 11.0
                         07-29-02                  N/A                   01-29-03(b)               0.3
                         07-30-02                  N/A                   01-30-03(b)               2.5
                         07-24-02                  N/A                   01-24-03(b)             10.1
                         05-09-02               10-30-02                    (a)                   15.2(a)

                    (a) Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (on such date it was refinanced setting April 30, 2003 as its maturity date). As of December 31, 2002, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

                    (b) These loans were renewed as they became due and accrued interests as of such date were converted into principal accordingly to the clauses of the above-described contracts.

                        As of December 31, 2002, the book value of the above-mentioned loans amounts to US$105 million (equivalent to 354 million as of December 31, 2002) of which US$102 million corresponds to the principal amount and approximately US$3 million to interests. Additionally, as of December 31, 2002, the Company maintains with Telefonica a loan for approximately 3 million.

                        In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company's controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company's main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company's financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company's ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company's ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company's failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2002, the Company has classified as current liabilities, maturing in September 2003, a loan of US$9 million (equivalent to 30 million at the exchange rate in effect at December 31, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

                        During the three-month fiscal year/period ended December 31, 2002 and 2001, the Company accrued interest and fees related to loan agreements with companies relating to
                        Section 33 of the LSC for an amount of 10 million and 3 million (in constant pesos of December 31, 2002), respectively. During the three-month period ended December 31, 2001, the Company collected cash dividends for an amount of 212 million (in constant pesos of December 31, 2002) from its investment in Telefonica.

                        Until December 15, 2000, THA provided all administrative services required by the Company. Starting from this date, these services are provided by Telefonica. During the three-month fiscal year/period ended December 31, 2002 and 2001, the Company received administrative services from Telefonica for approximately 24,000 and 13,000 (in constant pesos of December 31, 2002), respectively.

                        Related Companies

                        As of December 31, 2002 and 2001, Cointel did not maintain other balances with related companies in addition to the ones detailed at the beginning of this note. Additionally, during the three-month period ended December 31, 2001, the Company accrued interest with other related parties for an amount of 0,9 million (in constant pesos of December 31, 2002) and during the three-month fiscal year ended December 31, 2002, the Company did not accrue interest with such related companies.

           10.2.1.  Agreement signed by the Company's Shareholders

                    On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including Republica Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA entered into a Stock Exchange Agreement (the "Contract"), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

           10.2.2.  TCP (See Note 4.)

                    In July 1999, Telefonica provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom Argentina Stet France Telecom S.A. ("Telecom")) 45 million. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

           10.2.3.  TDA (See Note 4.)

                    On August 20, 1999, the CNC charged Telefonica and TDA with noncompliance with Decree No. 62/90 and Decree No. 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, Telefonica provided the relevant defenses, and as of the date of these financial statements, the issue is pending resolution by the CNC. In the opinion of Telefonica's management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an adverse outcome is unlikely and remote.

           10.2.4. Telefonica's outstanding balances and transactions with related companies (amounts stated in millions of constant Argentine pesos of December 31, 2002)

                    In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefonica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefonica made certain transactions with the Company's shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company's shareholders.

                    Furthermore, Telefonica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefonica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA's option, and may be extended again through 2008, at the operator's option. The management fee amounts to 9% of the "gross margin", as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised Telefonica of its intention to renew the agreement, with fees to be negotiated within the above indicated range. The renegotiated fee would be applicable as from April 30, 2003.

                    The expenses/income, net of Telefonica and Telinver recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the three-month fiscal year/period ended December 31, 2002 and 2001, respectively, are as follows:

                                                                             2002            2001
                                                                       --------------- ------------------
                                                                                 Gain (loss)
                                                                       ---------------------------------
                    Management fee                                          (23)             (44)
                    Supply of goods and services                             16               32
                    Financial expenses, net                                 (73)              --


                    Transactions with Banco Republica relating to rental expenses and other ancillary services amounted to 2 million for the period from October 1 through December 31, 2001 (date on which the Republica Group divested of its interest in Telefonica Group). As from December 31, 2001, Banco Republica is no longer a company related to Telefonica.

                    Telefonica's and Telinver's balances with the operator and other of the Company's shareholders and other related companies as of December 31, 2002 and 2001 are (in millions of Argentine pesos):

                                                                                     Asset / (Liability)
                                                                              -------------------------------
                                                                                    2002          2001 (1)
                                                                              --------------- ---------------

                    Related companies receivables                                    57              65
                    Prepaid expenses                                                 --               4
                    Related companies payables                                     (195)           (155)
                    Top Program coverage cost - TESA (see Note 16.)                  (9)             (4)
                    Bank and financial payables - TISA  (1)                      (2,999)         (1,927)


                    (1) See Note 8.3.3.

                    On May 28, 2001, the National Executive Power issued Decree N(degree) 677/01 which provides that any minority shareholder of Telefonica (that verifies the tenancy of stock as of the date of the decree) may demand that TESA makes a purchase offer to all of Telefonica's minority shareholders, in which case TESA could make an acquisition statement of Telefonica's capital stock owned by third parties or make a tender offer of such Telefonica's shares. Such acquisition offers or statements may be carried out by providing to minority shareholders an exchange option to receive controlling shareholders' listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the established procedure has been met, Telefonica would be automatically left outside from the share public trading and listing system. However, Telefonica's negotiable obligations would still remain in such system.

11.  COMMITMENTS

     11.1. IBM - Telefonica Contract

           On March 27, 2000, Telefonica's Board of Directors approved, considering the benefits foreseen by Telefonica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefonica's information systems. Telefonica, TCP, Telinver and TDA (referred to jointly herein as "the Companies") have executed certain contracts (the "Contracts") with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefonica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract's amount, which for Telefonica and Telinver was US$219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 22. The charges for the service received during the three-month fiscal year ended December 31, 2002 and the three-month period ended December 31, 2001 arise from final agreements between the parties regarding the value of the services received.

     11.2. Other

           Telefonica signed contracts covering works to be executed in the outside and inside plant, of which approximately 53 million are pending.

12.  TARIFF SYSTEM

     12.1. Tariff agreement

           Decree N(degree) 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the "historical" providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefonica. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

           To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefonica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefonica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

           Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefonica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

           Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefonica as it successor, has applied the same 4% reduction to international rates.

           On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

           In April 2000 and March 2001, Telefonica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

           i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N(degree)2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

           ii) Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefonica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

           iii)  Price Cap as from November 8, 2002 through November 7, 2003:
                 The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

           Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefonica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point
           i).

           On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefonica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N(degree) 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

           In the opinion of Telefonica's Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefonica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

           Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

           Based on current rate regulation mechanisms and considering Telefonica's defense against the above-mentioned legal proceedings, in the opinion of Telefonica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefonica's financial position or a significant adverse effect on its results of operations.

           In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions;
           (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

           Decree N(degree) 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefonica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

           In the opinion of Telefonica's management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

           The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

           In accordance with the foregoing, the proposal filed by Telefonica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index ("CPI") prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefonica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

           Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N(degree) 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

           Under Emergency Decree No.120 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Law 25,561 is completed.

           In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap was applied during the first two years after these rules and regulations become effective to the above mentioned prices.

           As of the date of issuance of these financial statements, Telefonica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels ("GPL"). In the opinion of Telefonica's Management and Telefonica's legal counsel, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefonica's future financial position and results.

     12.2. Tariff restructuring

           The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefonica's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC's final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefonica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

           In the opinion of Telefonica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefonica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefonica's Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefonica's financial position or a significant adverse effect on its results of operations.

13.  LAWSUITS AND CLAIMS

     a) Labor lawsuits attributable to ENTel

        The Transfer Contract provides that ENTel and not Telefonica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefonica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefonica's joint and several liability under allegedly applicable labor laws.

        In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the "Articles"), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefonica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

        In 203 cases where Telefonica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefonica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

          As of December 31, 2002, the claims filed against Telefonica and accrued interest and expenses with respect thereto totaled approximately 102 million. Telefonica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefonica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefonica to debit an account of the Government at Banco Nacion Argentina for any amount payable by Telefonica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefonica of 16-year bonds. As of December 31, 2002 Telefonica has paid approximately 6.3 million in cash for the above-mentioned claims. Telefonica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

          Regardless of the number of rulings that have already been held in Telefonica's favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefonica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefonica's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefonica and its legal counsel the final outcome of the issue should not have a material impact on Telefonica's results of operations or financial position.

     b)   Reimbursement of Value Added Taxes ("VAT") paid by Telintar

          On April 24, 1995, Telecomunicaciones Internacionales de Argentina ("Telintar") filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

          During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar's position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefonica as a successor in TLDA's business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar's case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

     c)   Other

          Consumidores Libres initiated a legal action against Telefonica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres's objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefonica's contracting policy have been called into question.

          After analyzing the claim, Telefonica's legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefonica's favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefonica filed an appeal to the Supreme Court of Justice against the Appeal Court's resolution, which was denied. Telefonica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

          In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefonica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

          Telefonica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

          In the opinion of Telefonica's management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14.  RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

     a)   Provision of basic telephone services

          As from March 1992, and in compliance with its specific functions, the CNT, now the CNC, started to regulate on certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting regime, billing and service quality, some of which have been the object of appeals by Telefonica.

          Telefonica appealed Resolution No. 189/95 of the CNT which ordered Telefonica, Startel S.A. ("Startel") and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution No. 1,197/95 disallowing the agreements made by Telefonica and by Telecom with Startel related to the lease links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

          As a consequence of the granting of an appeal that had been petitioned by Telefonica in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution No. 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economia, Obras y Servicios Publicos) ("M.E. y O.S.P.") (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these financial statements.

          However, in the event the issue were not favorably resolved (i.e that Resolutions No. 100 of the M.E. y O.S.P. were annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting to the networks held by the service providers, as well as the possibility that they reciprocally lease the use of such networks has been clearly established by the regulation which to date is fully effective (Decree No. 764/00). In effect on June 27, 2002 the Supreme Court of Justice declared the case argued by IMPSAT S.A. lacking in legal right, on the grounds that the successive changes to regulations that had taken place resulted in the ineffectiveness of the matters originally brought to litigation, as the lifting of restrictions to which IMPSAT S.A. aspired had taken place, so that the limitations on which the plaintiff had grounded its plea for a declaration of illegality in relation to Resolution 100/95 issued by the ME y OSP have thus been overcome.

          Under Resolution 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations ("GBTSR"), and further imposed several other related obligations on Telefonica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefonica. In the opinion of Telefonica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefonica from liability; b) Telefonica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefonica is reimbursing customers for non-service days and has timely answered each of the CNC's requests for information.

          In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

          - Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefonica. See Note 7.

          - Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefonica) of 1% of total revenues for telecommunications services net of taxes, the "Universal Service Fund". As of the date of these financial statements, the SC has not defined the mechanism through which Telefonica should recover the cost incurred for rendering these services.

          - The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

     b)   Other services

          Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to "data transmission and value added services" and "high-density systems"; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

          The Ministry of Economy, by its Resolution No. 72/2003, approved the method to calculate and transfer to clients the incidence of the Tax on Bank Checking Account Transactions introduced by Law No. 25,413 in connection with any such tax paid by Telefonica on or after the effective date of the resolution. Any such tax paid before that effective date will be part of the contract renegotiation required under the Public Emergency Law No 25,561 and Decree No. 293/2002, as amended and supplemented.

15. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

    15.1. Patriotic Bond

          In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefonica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefonica has compensated such interest against taxes. As of December 31, 2002 this bond has been disclosed under "Other receivables" in view of the use to be made of it.

          In addition, under Decree 1657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1615/01; 979/01; 1005/01 and 1226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees, in order to implement mechanisms for identifying the outstanding securities and their future allocation to the payment of taxes, so as to enable the Ministry of Economy to deliver a bill to the National Executive Power aimed at harmonizing the use of those securities for the payment of taxes with the budgetary possibilities of each of the future fiscal years.

          Subsequently, under Decree 2243/02, published in the Official Bulletin on November 7, 2002, Decree 1657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the CCF were excluded from the above suspension (thus allowing them to be allocable to the payment of national taxes), ii) the holders of tax credits corresponding to the securities under Decrees 424/01, 1005/01 and 1226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and iii) establishing an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the securities under the above mentioned decrees. This quota will allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota.

          Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7 and No 13 (published in the Official Bulletin on January 10, 2003 and February 4, 2003, respectively). These regulations, established the proceedings which have to be followed by the biddings mentioned in section 5 of Decree No. 2,243/02. These resolutions assign the day before the last labor day of each month to make the monthly bidding, being effective the first one as of February 7, 2003. In addition, AFIP issued Resolution No. 1,433/02 setting supplemental regulations to conduct the biddings (posted in the Official Bulletin on February 4, 2003).

          Telefonica has booked its holding of Patriotic Bonds at face value, in view that, it shall be recovered in the form of a like-amount tax credit. Telefonica cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Note 2.6).

    15.2. Tax Credit Certificates

          During August 2001 under the legal framework of Decree 979/01, Telefonica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 40% as of December 31, 2002). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N(degree)471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties'. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

          The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

16.  EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

     As from August 9, 2000, an incentive program (the "TOP" Program) was created for executives, that consists in granting TESA (one of the shareholders of Telefonica) stock options to 12 Telefonica top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a preestablished number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years with three dates to exercise the options. Currently, the shares under the Program total 18,000 involving a total amount of 360,000 options. The total coverage cost of the program for Telefonica, which was signed with TESA, is 2.4 million euro, which has been booked, based on its linear accrual within the term of the program, in "Salaries and social security taxes and other expenses" in Note 24.h).

     Additionally, TESA approved a program whereby all Telefonica employees who chose to join acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, which can be exercised if the share price exceeds 20.50 euro (originally 24.5 euro and then modified to 20.09 euro) at a strike price of 5 euro per option. The program will be effective for four years and participating employees may exercise the options granted on three different occasions during such four-year term.

     The benefits under this program are contingent on the participants continued employment with the Telefonica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefonica.

17.  SUPPLEMENTAL CASH FLOWS INFORMATION

     In the consolidated statements of cash flows, cash and cash equivalents are comprised of (amounts expressed in million of Argentine pesos):

                                                   2002              2001
                                              ---------------- -----------------

     Cash                                              46              82
     Investments which are cash equivalents           351              70
                                                   -------           -----
     Cash and cash equivalents                        397             152
                                                   =======           =====


18.  ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

     These financial statements are presented on the basis of accounting principles in Argentina. Certain accounting practices applied by the Company that conform with accounting principles in Argentina do not conform with US GAAP.

19.  FISCAL YEAR-END CHANGE AND COMPARATIVE FINANCIAL STATEMENTS

     On November 11, 2002, the Company's Ordinary and Special Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the Company's fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the three-month fiscal year commencing on October 1, 2002 and ended December 31, 2002.

20.  RESTRICTED ASSETS

     a)   Restrictions on financial deposits

     Total foreign currency deposits held by Telefonica at December 31, 2002 include US$23 million that cannot be applied to certain transactions without the authorization to B.C.R.A. (see Note 22.).

     b)   Pledged shares of INTELSAT

     Under the agreement signed recently between Telefonica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefonica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefonica retains its voting and dividend rights on such shares as long as Telefonica does not incur any event of default.

     In the opinion of the Company's Management, the above mentioned restrictions will not have a significant effect on the Company's operations.

21.  SHAREHOLDERS' EQUITY

     As of December 31, 2002, the Company carries accumulated losses amounting to 2,642 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

     The Company Management is continually analyzing its equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

22. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN THE ECONOMIC CONTEXT

     Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

     Decree No. 71/2002 of the National Executive Power established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

     Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

     (a) the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate of US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient ("Coeficiente de Estabilizacion de Referencia" - CER) (that will be published by the B.C.R.A.; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02 )) or the wage adjustment index ("Coeficiente de Variacion de Salarios" - CVS), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

     (b) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

     (c) de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases;

     (d) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of comprised systems and the profitability of companies.

     (e) following recent actions by the B.C.R.A. seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the B.C.R.A. is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor. For the remittance abroad of funds required for principal payments under financial loans, prior B.C.R.A. authorization is required until August 8, 2003, as a general rule. This requirement is not, however, applicable in the case of (i) principal and interest payments under financing arrangements that have been renegotiated under the Reorganization and Bankruptcy Act, if certain conditions are met; (ii) repayment of fresh financing obtained and exchanged on the local market on or after February 11, 2002; (iii) debts with international organizations, banks acting as co-lenders with those organizations, official credit agencies and export financing insurance, companies that are members of the Berne Union, Multilateral Organizations in which the Central Government is a shareholder, etc.; (iv) principal payments relating to overdue liabilities, providing that the total amount of repayment or part payment does not exceed US$150,000 monthly; (v) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial papers, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, providing that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments in excess of 10% in cash, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than 5 years on the average;
          (vi) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial papers, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, on condition that other financing equal to or larger in amount to the payment to be made and providing for repayment in not less than 5 years on the average is remitted into Argentina and exchanged on the local foreign exchange market on or after December 26, 2002; and (vii) interest payments to be made not more than three days in advance of their stated maturity date. In cases (iv) through
          (vii), the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with B.C.R.A. regulations, that the borrower has timely reported to the B.C.R.A: the disbursement giving rise to the related financial liability, and that it has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations;

     (f) suspension of dismissals without just cause for a 180-day period, as from January 6, 2002, subsequently extended for a further 180 administration business days from the date of original expiry and penalization, whereby the amount of the termination pay provided for in labour regulations would be double should employees be dismissed during such term (except for employees hired on or after January 1, 2003).;

     (g) suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

     (h) declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

     (i) decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2003.

     As from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled. As of February 17, 2003, the exchange rate on such market was
     3.16 Argentine pesos to each US dollar, selling price. The effect on the consolidated net liability position in foreign currency as of December 31, 2002 of the variation in the exchange rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Note 24.g) represents a reduction in that liability position equivalent to approximately 435 million.

     Some of these regulations, which directly and indirectly affect the Company's and Telefonica's business relations, have been challenged in legal actions by third parties, to which the Company and Telefonica are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be considered in the financial statements when they become known by the Company's Management.

     The Company has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily the effects of the de-dollarization of rights, receivables and liabilities and the restriction to the free transfer of currency abroad.

     On the other hand, and as a consequence of the changes implemented from January to December 2002, there was an increase in the Argentine consumer price index of 40.95% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

     As provided in the Public Emergency and Exchange System Reform Law, any loss resulting from applying the new exchange rate as of January 11, 2002 to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law's effective date.

     The effects of the governmental measures over the Company's and Telefonica's financial position, over the recoverability of the Company's goodwill related to its investment in Telefonica and over the Company's ownership interest on Telefonica's assets are further disclosed in Notes 2.6.e), 2.6.f), 2.6.h), 5., 8., 12., 15. and 21.

23.  AUDIT COMMISSION

     The Company's Board, during its December 17, 2002 meeting, created an Audit Commission integrated by two members of the Board of Directors specialized in accounting, financial and business matters. Its primary duties are to
     (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (ii) review the Company's financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adecuancy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

24.  OTHER FINANCIAL STATEMENT INFORMATION

     The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

     a) Investments in shares, bonds issued in series and holdings in other companies

     b)   Other investments

     c)   Fixed assets

     d)   Intangible assets and deferred charges

     e)   Allowances and reserves

     f)   Cost of services provided

     g)   Assets and liabilities in foreign currency

     h)   Expenses incurred

a) INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos of December 31, 2002, except otherwise indicated - see Note 2.3.)

                                                                                                                       December
                                                                    December 31, 2002                                  31, 2001
                                    -----------------------------------------------------------------------------------------------
                                                                                 Inflation    Value by
     Denomination and features                                                    adjusted     equity         Book        Book
           of securities               Class      Face value         Amount       cost (2)     method        value       value
-----------------------------------------------------------------------------------------------------------------------------------

Current (5)
US Treasury Bills (6)                    -           US$1,000           1,500        -            -              5           -
                                                                                                             -----       -----
                                                                                                                 5           -
                                                                                                             -----       -----
Noncurrent (3)

Other investments                        -                -                  -       -            -             13          12
Subsidiaries and affiliates
   ECL (4)                             Common           $1.00          12,000 (1)   33            5              5           4
                                                                                                             -----       -----
                                                                                                                18          16
                                                                                                             -----       -----
                                                                                                                23          16
                                                                                                             =====       =====

(1)  In shares.
(2) Restated in constant Argentine pesos of December 31, 2002 in accordance with applicable resolutions of the CNV. See Note 2.3.
(3)  See Note 2.6.d).
(4) Financial statements as of December 31, 2002 approved by ECL's Board of Directors on January 21, 2003 with auditor's report by Abelovich, Polano & Asociados dated January 21, 2003, without observations.
(5)  See Note 2.6.a).
(6)  See Note 24.g).

b) OTHER INVESTMENTS (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.)

                                                                    December 31,       December 31,
                                                                        2002               2001
                                                                 ------------------- ------------------
                     Main account and features                       Book value         Book value
     ----------------------------------------------------------- ------------------- ------------------
     Current investments
        Foreign currency deposits (1)                                     345                 22
        Local currency deposits                                             1                 48
                                                                       ------             ------
     Total                                                                346                 70
                                                                       ======             ======

(1)  See Note 24.g).

c) FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.)

                                                          December 31, 2002
                                       --------------------------------------------------------
                                                           Original value
                                       --------------------------------------------------------
            Main account                Amount at                       Net           Amount
                                        beginning                   retirement     at the end
                                         of year       Increase    and transfers     of year
-------------------------------------- -------------  ----------- --------------- -------------
 Land                                        116            -             -             116
 Buildings                                 1,727            1             -           1,728
 Switching equipment                       4,128            -           (15)          4,113
 Transmission equipment                    3,645            -            16           3,661
 Network installation                      7,472            -            13           7,485
 Telephones, switchboards and booths         620            2             -             622
 Furniture, software and office              978           15             -             993
 equipment
 Automobiles                                  39            -            (7)             32
 Construction in process                     267           13           (54)            226
 Materials (1)                                68            5            29             102
 Prepayment to vendors                         9            1             -              10
                                       ---------      -------     ----------      ---------
 Total 2002                               19,069           37           (18)         19,088
                                       =========      =======     ==========      =========

                                                                    December 31, 2002
                                       --------------------------------------------------------------------------------
                                                                   Depreciation
                                       --------------------------------------------------------------------
                                        Accumulated   %Depreciation                            Accumulated
                                        at beginning      on net       For the                 at the end     Net book
              Main account                of year       book value       year    Retirement     of year        value
-------------------------------------- -------------- --------------  ---------- ----------   ------------- -----------
 Land                                            -             -            -           -               -         116
 Buildings                                     436            3.5          13           -             449       1,279
 Switching equipment                         2,886           29.3          82           -           2,968       1,145
 Transmission equipment                      2,078           20.9          76           -           2,154       1,507
 Network installation                        3,520           11.3         110           -           3,630       3,855
 Telephones, switchboards and booths           575           64.8           8           -             583          39
 Furniture, software and office                833           82.9          22           -             855         138
 equipment
 Automobiles                                    39           88.0           -          (7)             32           -
 Construction in process                         -             -            -           -               -         226
 Materials                                       -             -            -           -               -         102
 Prepayment to vendors                           -             -            -           -               -          10
                                          --------                    -------      -------       --------    --------
 Total 2002                                 10,367                        311          (7)         10,671       8,417
                                          ========                    =======      =======       ========    ========

(1)  "Net retirement and transfers" includes transfers for 38 million.

c) FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.) (cont.)

                                                               December 31, 2001
                                           ----------------------------------------------------------
                                                                Original value
                                           ----------------------------------------------------------
                                            Amount at                       Net           Amount
                                            beginning      Increase   Retirement and    at the end
            Main account                     of year         (2)       transfers (3)    of period
--------------------------------------    -------------  ----------- --------------  ---------------
 Land                                            118            -             -              118
 Buildings                                     1,720            1             -            1,721
 Switching equipment                           4,011            -            24            4,035
 Transmission equipment                        3,363            -            24            3,387
 Network installation                          7,230            -            38            7,268
 Telephones, switchboards and booths             621           13           (14)             620
 Furniture, software and office equipment        881           13            46              940
 Automobiles                                      60            -           (13)              47
 Construction in process                         714          167          (130)             751
 Materials (1)                                   132           12           (30)             114
 Prepayment to vendors                             7            2             -                9
                                            ---------        -----        ------        ---------
 Total 2001                                   18,857          208           (55)          19,010
                                            =========        =====        ======        =========

                                                                      December 31, 2001
                                       --------------------------------------------------------------------------------
                                                                   Depreciation
                                       ----------------------------------------------------------------------
                                        Accumulated    % Depreciation    For                   Accumulated
                                        at beginning        on net       the                    at the end    Net book
            Main account                   of year        book value     period   Retirement     of period      value
-------------------------------------- -------------- ---------------  -------- ------------- -------------  ----------
 Land                                            -             -            -           -               -         118
 Buildings                                     391            3.5          11           -             402       1,319
 Switching equipment                         2,527           22.3          90           -           2,617       1,418
 Transmission equipment                      1,772           17.9          72           -           1,844       1,543
 Network installation                        3,085            9.9         107           -           3,192       4,076
 Telephones, switchboards and booths           545           42.3          29         (22)            552          68
 Furniture, software and office                656           62.4          53          (2)            707         233
 equipment
 Automobiles                                    60           42.5           -         (13)             47           -
 Construction in process                         -             -            -           -               -         751
 Materials                                       -             -            -           -               -         114
 Prepayment to vendors                           -             -            -           -               -           9
                                          --------                    -------      -------       --------    --------
 Total 2001                                  9,036                        362         (37)          9,361       9,649
                                          ========                    =======      =======       ========    ========

(1)  "Net Retirement and transfers" includes transfers for 12 million.
(2)  Capitalized interests in construction in process amount to 4 million. See
     Note 2.6.e).
(3)  Includes 4 million transferred to inventories.

d) INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.)

                                                               December 31, 2002
                                               --------------------------------------------------
                                                                Original value
                                               --------------------------------------------------
                                                 At beginning                         At end
              Main account                         of year           Increase         of year
---------------------------------------------- -----------------  -------------  ----------------
Goodwill on investment in companies                    505                  -              505
License to use and trademarks                           41                  8               49
Assignment of rights                                    22                  -               22
No competition clause                                    5                  -                5
Cost associated with the issuance of debt               55                  1               56
                                                     -----              -----            -----
Total 2002                                             628                  9              637
                                                     =====              =====            =====

                                                                    December 31, 2002
                                               ------------------------------------------------------------
                                                               Amortization
                                               ----------------------------------------------
                                                  At beginning      For the         At end       Net book
              Main account                           of year          year          of year        value
---------------------------------------------- ------------------ ------------- ------------- -------------
Goodwill on investment in companies                      146              6            152           353
License to use and trademarks                             11              1             12            37
Assignment of rights                                      11              1             12            10
No competition clause                                      2              1              3             2
Cost associated with the issuance of debt                 28              1             29            27
                                                       -----          -----          -----         -----
Total 2002                                               198             10            208           429
                                                       =====          =====          =====         =====

d) INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.) (cont.)

                                                             December 31, 2001
                                               ----------------------------------------------
                                                              Original value
                                               ----------------------------------------------
                                                 At beginning                      At end
                 Main account                      of year          Increase     of period
---------------------------------------------- -----------------  ------------- -------------
Goodwill on investment in companies                    609                -             609
License to use and trademarks                           41                -              41
Assignment of rights                                    22                -              22
No competition clause                                    5                -               5
Cost associated with the issuance of debt               39                -              39
                                                     -----            -----           -----
Total 2001                                             716                -             716
                                                     =====            =====           =====

                                                                     December 31, 2001
                                               --------------------------------------------------------------
                                                               Amortization
                                               ----------------------------------------------
                Main account                     At beginning       For the          At end       Net book
                                                    of year          period        of period       value
---------------------------------------------- ------------------ -------------   ------------- -------------
Goodwill on investment in companies                      190              9             199           410
License to use and trademarks                              9              -               9            32
Assignment of rights                                       9              -               9            13
No competition clause                                      2              -               2             3
Cost associated with the issuance of debt                 20              2              22            17
                                                       -----          -----           -----         -----
Total 2001                                               230             11             241           475
                                                       =====          =====           =====         =====

e) ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.)

                                                               December 31, 2002
                                            --------------------------------------------------------
                                              Balances at                                Balances
                                               beginning                    Decrease     at end of
                    Account                     of year        Increase        (3)       the year
     -----------------------------------------------------------------------------------------------
     Deducted from current assets:
     For doubtful accounts                        349              27            -             376
     For impairment in value and slow
        turnover                                    7               -            -               7
                                                -----           -----        -----           -----
                                                  356              27            -             383
     Deducted from noncurrent assets:

     For doubtful accounts                         32               -           (7)             25
                                                -----           -----        -----           -----
        Total 2002                                388              27 (1)       (7)            408
                                                =====           =====        =====           =====

     Included in current liabilities:

        Contingencies                               2               1            -               3
                                                -----           -----        -----           -----
                                                    2               1            -               3
     Included in noncurrent liabilities:

        Contingencies                             127              30            2             159
                                                -----           -----        -----           -----
        Total 2002                                129              31 (2)        2             162
                                                =====           =====        =====           =====

                                                               December 31, 2001
                                            --------------------------------------------------------
                                              Balances at                                 Balances
                                               beginning                                 at end of
                    Account                     of year        Increase    Decrease       the year
     -----------------------------------------------------------------------------------------------
     Deducted from current assets:
     For doubtful accounts                        542             174          (99)            617
     For impairment in value and slow
        turnover                                   15               -            -              15
                                                -----           -----        -----           -----
                                                  557             174          (99)            632

     Deducted from noncurrent assets:

     For doubtful accounts                          -              92            -              92
                                                -----           -----        -----           -----
        Total 2001                                557             266 (1)      (99)            724
                                                =====           =====        =====           =====
     Included in current liabilities:

        Contingencies                               6               -            -               6
                                                -----           -----        -----           -----
                                                    6               -            -               6
     Included in noncurrent liabilities:

        Contingencies                             180              14            -             194
                                                -----           -----        -----           -----
        Total 2001                                186              14 (2)        -             200
                                                =====           =====        =====           =====

(1)  Included in selling expenses in the consolidated statement of income.
(2)  Included in "Other expenses, net" in the consolidated statement of income.
(3)  Net of monetary gain (loss).

f) COST OF SERVICES PROVIDED (1) (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.)

                                                       December 31,       December 31,
                                                           2002              2001
                                                   ------------------ ------------------
Inventories at beginning of year                              52                 73

Operating expenses (Note 24.h)                                10                 15

Holding gain (Note 24.h)                                       1                  -
                                                           -----              -----
      Subtotal                                                63                 88

Inventories at end of the year/period (Note 3.d)             (24)               (54)
                                                           -----              -----
      Total (Note 3.k)                                        39                 34
                                                           =====              =====

(1)  Includes cost of telephone directories and telephone equipment.

g)   ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 22.)

                                               December 31, 2002                              December 31, 2001
                              ----------------------------------------------------- ----------------------------------------
                                Amount in                            Book amount     Amount in                 Book amount
                                 foreign                            (in million of    foreign                (in million of
                                currency                            Argentine pesos   currency               Argentine pesos
                              (in million)  Currency Exchange rate        (1)       (in million)  Currency          (1)
                              ------------  -------- -------------  --------------- ------------  ---------  ---------------
ASSETS

Current assets
   Cash and banks                      -       -           -                 -              10       US$             24

   Investments (2)                   104      US$         3.37             350              10       US$             22

   Trade receivables                  19      US$         3.37              63              59       US$            131
                                       2      SDR         4.56               8               2       SDR              4

   Other receivables (3) (5)          31      US$         3.37             105              41       US$             88
                                       3      EURO        3.53              11               4      EURO              9
                                       -       -           -                 -              46      PTAS              -
                                                                     ---------                                ---------
     Total current assets                                                  537                                      278
                                                                     ---------                                ---------
Noncurrent assets

  Investments                          5      US$         (4)               13               5       US$             11

  Trade receivables                    -       -           -                 -               1       US$              2

  Other receivables (5)               12      US$         3.40              41              51       US$            109
                                                                     ---------                                ---------
    Total noncurrent assets                                                 54                                      122
                                                                     ---------                                ---------
    Total assets                                                           591                                      400
                                                                     =========                                =========
LIABILITIES

Current liabilities

   Trade payables                     42      US$         3.37             142             113       US$            247
                                       5      SDR         4.56              21              12       SDR             33
                                       2      EURO        3.53               9               6      EURO             13
                                       -    (pound)       5.43               1               -        -               -
                                       -       -           -                 -               1       AS               -
                                       -       -           -                 -               1       GF               -
                                       -       -           -                 -             342      PTAS              4

   Bank and other financial        1,071      US$         3.37           3,608           1,179       US$          2,571
   payables

                                   1,116      (Y)         0.03              32              77      (Y)               2
                                       2      EURO        3.53               8               2      EURO              4
                                       -       -           -                 -             306       ITL              -

   Other payables                      1      US$         3.37               5              13       US$             28
                                       3      EURO        3.53               9               2      EURO              4

   Fiscal payables                     -       -           -                 -               1       US$              2
                                                                     ---------                                ---------
     Total current liabilities                                           3,835                                    2,908
                                                                     ---------                                ---------
Noncurrent liabilities

   Trade receivables                   -       -           -                 -              32       US$             70

   Bank and other financial        1,009      US$         3.37           3,402             972       US$          2,121
   payables                        7,779     (Y)          0.03             221           8,816      (Y)             151
                                      22      EURO        3.53              78              19      EURO             37
                                       -       -           -                 -           2,029       ITL              2

   Other payables                      9      US$         3.37              32              15       US$             33
                                                                     ---------                                ---------
     Total noncurrent                                                    3,733                                    2,414
     liabilities
                                                                     ---------                                ---------
     Total liabilities                                                   7,568                                    5,322
                                                                     =========                                =========

(1) Amounts stated in millions of constant Argentine pesos of December 31, 2002. See Note 2.3.
(2)  See Note 20.a) to the consolidated financial statements.
(3) In 2002 and 2001, include 10 million and 5 million, respectively, corresponding to prepayments of fixed assets purchase.
(4) Valued in dollars at the exchange rate at year-end, up to the limit of the equity value.
(5) Includes the Patriotic Bond valued at the AFIP's exchange rate effective at December 31, 2002.

US$:        US dollars
(Y):        Yens
PTAS:       Pesetas
ITL:        Lira
EURO:       European Currency Units
GF:         Gold Frank
SDR:        Special Drawing Rights
AS:         Austrian Schilling
(pound):    Pounds

h) EXPENSES INCURRED (stated in millions of constant Argentine pesos of December 31, 2002 - see Note 2.3.)

                                                                                                                   December
                                                               December 31, 2002                                   31, 2001
                                         ------------------------------------------------------------------------ ---------
                                                                                            Financial
                                         Operating                             Other      (income) loss
                                         expenses  Administrative Selling    expenses, --------------------
                   Account                  (1)      expenses     expenses      net    Assets   Liabilities Total   Total
      ---------------------------------- --------- -------------- --------- --------- -------- ------------ ----- ---------
      Salaries, social security taxes
         and other expenses                   63          13           11         -        -         -        87       194
      Fixed assets depreciation              285          24            2         -        -         -       311       362
      Fees and payments for services          66          36           17         -        -         -       119       300
      Directors' and statutory audit
         committee's fees                      -           2            -         -        -         -         2         -
      Insurance                                -           4            -         -        -         -         4         5
      Material consumption and other
         expenses                             10           1            3         -        -         -        14        33
      Management fee                          20           3            -         -        -         -        23        44
      Transportation                           4           1            -         -        -         -         5         7
      Taxes, charges and contributions         6           1            3         -        -         -        10        22
      Rentals                                 14           4            -         -        -         -        18        26
      Commissions                              -           -            6         -        -         -         6        13
      Exchange differences                     -           -            -         -       15      (614)     (599)        -
      Difference in the listed price
        of investments and holding
        losses (gains)                         -           -            -         -       (1)        -        (1)        -
      Interest and financial charges           -           -            -         -       (7)      191       184        79
      Tax on interest paid and on the
         financial cost of corporate
         indebtedness                          -           -            -         -        -        (2)       (2)        7
      Allowance for doubtful accounts          -           -           27         -        -         -        27       266
      Net book value of fixed assets
         retired                               -           -            -         2        -         -         2         -
      Amortization of intangible
         assets and deferred charges           1           7            -         -        -         2        10        11
      Employee terminations                    -           -            -        17        -         -        17        47
      Tax on bank debits and credits           -          10            -         -        -         -        10         9
      Inflation loss (gain) on
         monetary accounts                     -           -            -         -      (52)       16       (36)        -
      Other                                    -           -            -        32        -         -        32         5
                                         -------       -----        -----   -------   -------  --------  --------- ---------
         Total 2002                          469         106           69        51      (45)     (407)      243
                                         =======       =====        =====   =======   =======  ========  =========
         Total 2001                          747         159          382        52      (15)      105               1,430
                                         =======       =====        =====   =======   =======  ========            =========

(1) Includes 10 million and 15 million corresponding to cost of services provided for the years ended December 31, 2002 and 2001, respectively.

25.  SUBSEQUENT EVENTS FROM DECEMBER 31, 2002 TO FEBRUARY 18, 2003

     Bank and other financial payables

     On January 30, 2003, the Company signed an assignment agreement with Telefonica and TISA, through which TISA assigned to the Company all rights and commitments arisen from certain loan agreements signed with Telefonica and, after the transfer of the receivable owed by Telefonica to TISA, the Company received from Telefonica 44.3 million corresponding to such contracts.

     The Company has paid-off the interest on Negotiable obligations Series A and B, which mature on February 2003 (see Note 8.2.2.).

     Corporate books

     On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No.78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company's Management the court order is connected with a procedural requirement and will not have any effect on the Company's financial condition or results.

Management's discussion and analysis of
financial condition and results of operations

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
    (Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compania Internacional de Telecomunicaciones S.A. ("Cointel" or "the Company") for the three-month fiscal year/period ended December 31, 2002 and 2001. Those financial statements have been prepared in accordance with accounting principles in Argentina applicable to consolidated financial statements required by the National Securities Commission ("Comision Nacional de Valores" or "CNV") (see Note 2.1. to the notes to the consolidated financial statements) , which differ in certain respects from U.S. generally accepted accounting principles ("US GAAP"), and have been set forth in constant pesos of December 31, 2002. See Note 18. to the notes to the consolidated financial statements.

Critical Accounting Policies

Significant accounting policies have been described in the consolidated financial statements. Most critical accounting policies adopted in preparing the financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of assets and liabilities (see Notes 8.1. and 12.1. to the notes to the consolidated financial statements); ii) the assumption that the Company and Telefonica de Argentina S.A. ("Telefonica") will not default in the payment of their debt, with regard to the classification of their non-current debt (see Note 8.1. to the notes to the consolidated financial statements); iii) the valuation of investment in Telefonica and the goodwill stated for such investment, which is based on the Company's and Telefonica's management's current estimates of future cash flows (see Note 2.6.f) to the notes to the consolidated financial statements); iv) the assumption that the carrying amount of Telefonica's fixed assets of 5,447 million (amount calculated considering the Company's ownership interest in Telefonica) and Tax on Minimum presumed income of 34 million (amount calculated considering the Company's ownership interest in Telefonica) of its telecommunication business as of December 31, 2002 are recoverable under the provisions for valuation of long-lived assets, which is based on the Company's and Telefonica's Management's current estimates of future cash flows (see Notes 2.6.e), 2.6.h) and 12.1. to notes to the consolidated financial statements); v) the creation of reserves for contingencies assessed as likely by Telefonica's Management, based on its estimates and the opinion of legal counsel (see Note
13. to the notes to the consolidated financial statements with respect to unreserved contingencies); and vi) the creation of allowances in Telefonica, amounting to 401 million out of 471 million past-due receivables, based on Telefonica's Management's estimates of possible future collection terms and conditions (see Note 2.6. to the notes to the consolidated financial statements). Telefonica has booked its holding of Patriotic Bonds at face value, in view that, it shall be recovered in the form of a like-amount tax credit. Telefonica cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Notes
2.6. and 15.1. to the notes to the consolidated financial statements).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during each year/period. (See Notes 2.6.e), 2.6.f), 2.6.h),5., 8., 12., 15. and 22. to the
notes to the consolidated financial statements for material estimates concerning the effects of the crisis in Argentine and related economic and regulatory goverment actions). The effects of any additional action that the Argentine government may undertake in the future will be reported in the financial statements as management becomes aware of them (see Note 22. to the notes to the consolidated financial statements).

Final results may significantly differ from those estimated by the Company's and Telefonica's Management. The Company's and Telefonica's financial statements may fail to present all adjustments that could result from the development of this matter.

Modification of accounting principles in Argentina

Effective December 8, 2000, the Governance Board of the Federacion Argentina de Consejos Profesionales de Ciencias Economicas ("FACPCE") approved Technical Resolutions ("RT") Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires ("CPCECABA") to become mandatory for the preparation of financial statements covering fiscal years beginning as from July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, "Derivative financial instruments and hedging transactions," which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in its Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 and thereafter. The CNV resolution allows for anticipated adoption of those rules.

These changes, as they affect the Company, primarily require accounting for: (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; (d) preferred stock accounting treatment and (e) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

As the current three-month fiscal year commenced on October 1, 2002, the Company should adopt the new accounting principles as from this three-month fiscal year. However, on January 14, 2003, the CNV approved theses new principles, with certain amendments, and made their application a mandatory requirement for the preparation of financial statements for years commencing on or after January 1, 2003, while allowing for their adoption at an earlier date. As of the issuance date of these financial statements the Company and its consolidated subsidiary, Telefonica, had not completed their assessment as to how the new principles, in their definitive CNV approved form, should be applied, principally in matters relating to deferred tax and preferred stock accounting treatment. Accordingly, the Company has decided against an early adoption of the new principles and has been unable to quantify their final effect on its financial statements.

Subsequently, on February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions No. 4 and 5, indicating the information about related companies to be included in the financial statements. As of the date of issuance of these financial statements the approval by the CPCECABA and CNV is pending.

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

o the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

o the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefonica's business; and

o the long-term strategic vision of Telefonica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

In December 2001, an unprecedented institutional, political, economic, financial and social crisis came to a head in Argentina and forced the resignation of its then president, Fernando de la Rua. After a number of failed attempts, a special assembly of the National Congress appointed Eduardo Duhalde as caretaker president to head a transition government through late 2003.

The crisis gained new heights in early 2002 following a number of economic policy decisions that severely disrupted the rules of the game as it had been played so far: Argentina unilaterally announced the default of its public debt to private creditors and devalued its domestic currency (with an initial exchange rate set by the government at $1.40 to the US dollar, that after a liberalization of the exchange market plummeted to around $4.00 per dollar but eventually recouped somewhat in recent months). Coupled to the devaluation, the government ordered what was known as an "asymmetric pesification" of the economy where bank deposits and the public debt were converted into pesos at a rate of $1.40 to the dollar, while liabilities were converted at a one-to-one parity; public utility rates were converted into pesos and frozen, fixed-term bank deposits were rescheduled (thus being trapped in the so-called "corralon"), restrictions on cash withdrawals (the "corralito") were maintained, and additional foreign exchange market controls were imposed to further curb free market conditions. All these governmental actions had the effect of pushing the devaluation even deeper, since any cash trickling out of the financial system was used to purchase dollars. At the same time, economic activity fell to an all-time low and both retail and wholesale prices rocketed despite the damping effect that should have derived from the pesification of financial assets.

Conditions significantly improved in late 2002. An announcement that early presidential elections will be held in March 2003 (though subsequently postponed to April 2003) and that a new government will take over in May 2003 had an almost instant soothing effect on the concerns of private economic players as it means that the interregnum of political transition is finally coming to an end. This decision and certain positive attitudes adopted by the government eased the way for the resumption of talks with the IMF with a view to rescheduling short-term payments due through late 2003 on Argentina's foreign debt to multilateral credit agencies, the commitments being so large that they could not be expected to be paid out of the country's Central Bank reserves. Though a final agreement on the conditions for such debt rescheduling had not been reached with the IMF by the end of 2002 to enable similar negotiations with all other agencies (particularly the Interamerican Development Bank (IDB) and the World Bank (WB)), negotiations continued at a heightened pace in January 2003 and a transitional, short-term agreement was eventually reached. Under this agreement (covering only the January-August 2003 period), US$6.6 billion in payments due to the IMF and US$4.4 billion due to the IDB and the WB (plus US$5.112 billion owing to the IMF under SRF loans made in 2002, which brings the amount of rescheduled payments to an aggregate US$16.112 billion) have been rescheduled to a longer term. At any rate, the bulk of the demands imposed by the international financial community has only been pushed forward to be dealt with by the next government to take office, leaving the current administration free to focus its efforts on ensuring a smooth political transition and enforcing the election dates that have already been ratified by congressional act.

Relatively brighter expectations and a gradual tightening of foreign exchange controls were the forces behind a stabilization of the Peso-US dollar exchange rate around $3.50-$3.60 to the dollar in July (to close at $3.37 to the dollar on December 31, 2002) and a slow but sure replenishment of liquid Central Bank reserves, even though payments of principal and interest continued to be made to international lending agencies. With a stable dollar price, investors started looking elsewhere for a profit: fixed-term bank deposits and LEBACs, the notes that the Argentine Central Bank is issuing to absorb excess liquidity injected in the market by frozen bank deposits that are released by court order and the mandatory exchange in the local market of foreign currency payments obtained by exporters. In this improved setting, interest rates have been declining and are currently down to around a 15% nominal 30-day rate from around 80% last August.

This regained stability also managed to rein in domestic prices, both on the retail and wholesale fronts. Over the past 12 months, inflation escalated at a lower than initially anticipated pace (40.95%), a fact that would seem all the more surprising when contrasted with a 237% depreciation of the peso relative to the US dollar. This unexpected performance was the result of a virtual freeze on wages and a very high rate of unemployment and underemployment that severely impacted on domestic demand and, in addition to the freeze on public utility rates, kept retail prices from climbing higher. Wholesale prices, for their part, increased by 118.2% during that period, with internal cost components experiencing a hike that was similarly kept in check to some extent by the slack in domestic demand.

Looking at economic activity as a whole, certain signs observed in the second quarter of 2002 might seem to suggest a possible turnaround, though no claim can as yet be assertively made that recovery is on the horizon. One way or the other, a strong reshuffle in relative prices and the improved competitiveness of Argentina's goods following the devaluation of its currency have communicated their beneficial effects to exporters and businesses engaged in producing substitutes for imports. This is particularly visible in the manufacturing industry and certain other production industries, unlike the services sector that only started to get back on its feet in recent months. Stagnation or slight improvement in economic activity continued to be the trend in November and December 2002 (according to certain indicators), and a one digit contraction in Argentina's real GDP is expected for the last quarter of the year to make up an aggregate contraction of around 11.5% for the full year, the deepest recession in the history of the country.

Exports are not significantly cashing in on the competitive edge provided by a much cheaper peso. So far, export sales have been contracting slightly in volume terms (a fact that seems to suggest that, at least in the short term, devaluation is not the best recipe to boost foreign trade). This disappointing performance may be attributed to the scarcity of credit both to finance production and export transactions. In this setting, and with imports continuing their declining trend of last year, projections are that the year will close with a trade account surplus of around US$16 billion.

A trade surplus, an improved trade balance (non-financial goods and services) and a battery of restrictions to the transfer of funds or payments abroad have all combined to provide the national treasury with a current account surplus that has in part fueled a strong capital flight (particularly in the first months of 2002), with a contribution also made by dwindling Central Bank liquid reserves. Despite stringent foreign exchange limitations and restrictions, large amounts of cash have been taken out of the country. In the last few weeks, the government has eased many of those restrictions. In the first months of the year, the bulk of funds draining out of the domestic financial system had poured into the foreign exchange market (to purchase US dollars). Throughout the rest of the year, however, non-financial private sector entities have made payments on their foreign debt, and the non-financial public sector had, as of November, honored all of its commitments to multilateral credit agencies. On November 14, 2002, a US$726 million payment due to the WB was dishonored, but the default was reversed on the eve of the framework agreement made with the group of multilateral credit agencies.

Forecasts for 2003 anticipate that economic recovery will be very slow, even by comparison to last-year's meager levels, on account of a continued unavailability of financing for private sector companies due to the loss of access to foreign markets and the as yet unresolved shortcomings of the local financial system. In addition, the export industry does not seem yet poised to take full advantage of its new competitive edge and may fail to be the driver of economic growth that it is expected to be. Again according to these forecasts, inflation will remain high, it so being that public utility rates and private sector wages will eventually need an adjustment and price containment agreements with different production sectors have been made for a limited time only. However, all eyes will primarily focus their concern on the current expansion of the monetary base, which is seen as a threat to price stability in the months ahead. All this said, it is expected that the gap between the depreciation of the peso and the rate of price inflation will slowly close because inflation is projected to increase at a larger rate than the depreciation of the domestic currency. Unemployment is not expected to abate in 2003, although official figures may show an improvement following the inclusion into the employed population base of recipients of relief subsidy programs (the so-called "Head of the Household Plan").

On the foreign exchange front, expectations are that the peso will depreciate even further under the weight of lingering risk factors and a heavy "to-do list" that is still on the agenda of the current administration and will be inherited by the next. In fact, the outcome of the next presidential elections and the Justicialist Party primaries will be at the core of any corporate and individual decisions. Easing of foreign exchange controls is expected to have mixed repercussions, fueling the demand of US dollars while improving the outlook for private enterprises, which will read this flexibilization as a further step toward a normal foreign exchange market; at any rate, however, the foreign currency supply brought in by exporters will amply compensate for any peaks in demand. Real domestic interest rates will be positive but loans will continue to contract, as financial entities will apply all available liquidity to reimburse rescheduled deposits and cover their positions should the Supreme Court of Argentina rule that all deposits originally made in dollars are to be reimbursed in dollars.

The following table sets forth rates of inflation, as measured by the Argentina Wholesale Price Index ("WPI") and the rate of real growth of Argentine GDP for the periods shown. Numbers in parentheses are negative.

                                           December 31,
                                  --------------------------------
                                       2002            2001
                                  --------------------------------
WPI (annual % change) (1)             118.2           (2.3)


                                           December 31,
                                  --------------------------------
                                     2002 (3)        2001 (2)
                                  --------------------------------
GDP Growth (annual % change)          (11.5)          (3.8)


(1) Price index figures are for the twelve-month periods years ended December 31, 2002 and 2001.
(2)  Official data.
(3)  Projection estimated by the Company.

Telecommunication Rate Regulation

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the "historical" providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefonica. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefonica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the

Secretary of Communications ("SC") within a reasonable term, Telefonica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefonica to adjust this rate for changes in the Consumer Price Index ("CPI") of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefonica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefonica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

     i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N(degree) 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the U.S. Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

     ii) Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefonica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

     iii) Price Cap as from November 8, 2002 through November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefonica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of this Management's discussion and analysis of financial condition and results of operations, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.c) to the consolidated financial statements, on October 4, 2001, Court Room IVof the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefonica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

In the opinion of Telefonica's Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres, could exclusively affect the maximum rates for future services that Telefonica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms and considering Telefonica's defense against the above-mentioned legal proceedings, in the opinion of Telefonica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefonica's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefonica has fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefonica's management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefonica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefonica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N(degree) 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

Under Emergency Decree No. 120 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Law 25,561 is completed.

In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to $1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to $1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to $0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap was applied during the first two years after these rules and regulations become effective to the above-mentioned prices.

As of the date of issuance of this Management's discussion and analysis of financial condition and results of operations, Telefonica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in General Price Levels ("GPL"). In the opinion of Telefonica's Management and Telefonica's legal counsel, under general administrative law principles applicable to the Transfer contract and List of Conditions , future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework, by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefonica's future financial position and results.

Taxes

Turnover tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues in the Company's financial statements are shown net of turnover tax. By its Resolution No. 2,345/94, the CNT required Telefonica, based on clause 16.9.3 of the Transfer Contract, to pass over to users the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefonica met the requirement contained in the resolution by depositing in a special bank account
5.2 million relating to amounts purportedly collected in excess and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT refused remedy sought by Telefonica in Resolution No. 1,513/95, as did the Economy Ministry, Public Works and Utilities through its Resolution No. 139, of which Telefonica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96 requiring that, in the first billing falling due on or after April 1, 1996, Telefonica should refund to owners of telephone lines in the City of Buenos Aires approximately 8.0 million in principal and 17.5 million in interest. While Telefonica has complied with the requirement, it still believes that the procedure CNT used to calculate the refundable capital and interest can be questioned, and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 by Telefonica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefonica should bear court costs and expenses and legal counsels' fees.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that Telefonica had filed. Telefonica then filed the respective motion for reconsideration against Resolution No. 4,583/99, whose outcome is pending.

Income Tax and Tax on Minimum Presumed Income: In case there was taxable income, the Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year without considering the effect of temporary differences between Net Income and Taxable Income.

Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the tax rate of 1% on qualifying assets valued according to tax rules in effect as of the end of the year/period. This tax is supplementary to Income Tax. The Company's tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month fiscal year ended December 31, 2002, Cointel has estimated an income tax of approximately 80 million that will be fully offset with tax loss carryforward existing at the beginning of the fiscal year and has determined a charge for the tax on minimum presumed income of approximately 3,000 pesos, which was included in the statement of income for the three-month fiscal year ended December 31, 2002. For the three-month period ended December 31, 2001, the Company had determined the existence of income tax loss and had determined a proportional charge for the tax on minimum presumed income of approximately 2,000 pesos, which was capitalized as "Other noncurrent receivables".

Additionally, as of September 30, 2002, the Company had an accumulated income tax loss carryforward of about 971 million (historical value), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and it eventually might be used to offset future taxable income as follows:

                                              Tax loss carryforward
                  Available until              (historical value)
                --------------------      -----------------------------

                       2004                            48
                       2005                            60
                       2006                            68
                       2007                           795
                                                   ------
                                                      971 (1)
                                                   ======

     (1)  Before offsetting the current fiscal year taxable income.

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Telefonica has estimated the existence of income tax loss for the current year and has so determined a proportional charge for the three-month period ended December 31, 2002 for the tax on minimum presumed income of 12 million of Telefonica and 1 million of Telinver, which were capitalized as "Other non-current receivables", and it has been estimated as recoverable based on the Telefonica's tax projection and the legal terms established for it recovery (10 years). However, whether the participation of the Company in the booked amount of tax on minimum presumed income of Telefonica of 48 million (31 million considering the Company's interest in Telefonica) is fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefonica's operations and cash-flows (see Note 12.1). In the three-month fiscal year ended December 31, 2001 Telefonica's Income Tax, amounting to 65 million (in constant pesos of December 31, 2002), was higher than the tax on minimum presumed income corresponding to that fiscal year and was charged to expense of that fiscal year in the "Income Tax" account.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses originated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 24 million were computed for the tax purposes in the fiscal year ended September 30, 2002, while the remaining amount will be carried forward and applied for the tax purposes in equal amounts over four years.

Telefonica's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, of which approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied for the tax purposes in equal amounts over four years.

Law N(degree) 25,561 further provides that, in the first fiscal year ending on or after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (and in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss described in the preceding paragraph, i.e., a net loss resulting from differences between the exchange rate prevailing as of that year-end and the $1.40 to US$1.00 exchange rate.

Based on the above, as of December 31 Telefonica and Telinver carried an income tax loss of about 1,275 million and 33 million, respectively, that will be available to offset future taxable income through the year 2007.

Tax on interest and financial cost of corporate indebtedness: this tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina Republic as a result of loans granted by financial institutions under Law N(degree) 21,526 or corporate bonds that are exempted under Law N(degree) 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina. The Law passed by Congress last November 15, 2000, reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as from July 1, 2001.

Value added tax ("VAT"): VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current Telefonica's customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefonica. VAT actually deposited by Telefonica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefonica by its suppliers in connection with the purchase of goods and services. See Tax Reform.

Other taxes: the tax assessed on Telefonica to finance the activities of the Regulatory Authority is levied on Telefonica total monthly revenues from the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called "investment contribution commitment" equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax.

A "Radioelectric rate" is also paid to the Regulatory Authority every four months in relation to radioelectric stations. Telefonica also pays provincial stamp taxes and other provincial and municipal taxes.

Tax Reform:

At the end of the year 2000, the National Congress passed the tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Value-added tax: Law No. 25,360 allows VAT credits generated by depreciable personal of real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits can not be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer's assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others).

Under Law 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, has been suspended until December 31, 2003.

Decree No. 363/02 amended Law No. 24,760 on "Factura de Credito" (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Credito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or is suance of the invoice, or had a Factura de Credito been issued, accounting for the receipt of the Factura de Credito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Credito; clarifying the conditions for claiming fiscal credits, setting at $500 the amount per transaction above in which the emission of a Factura de Credito is mandatory and eliminating certain formalities, among other changes.

Tax on bank checking account transactions: Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the above-mentioned taxes). The National Executive, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001. Later, Presidential Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

Social security contributions: as from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is nil with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Of the section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Decree No. 1273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of $100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of $130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of $150 monthly payment to be made between March 1 and June 30, 2003.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Buenos Aires Province Turnover tax: Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than 200,000 in such tax. In the case of the telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company through the rates applied to customers receiving the service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

Tax legislation for 2003 exclude telephone services from the scope of application of this incremental emergency rate (which would have brought the tax rate up to 4.55%) but simultaneously increased the tax rate to 4.60%.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

COINTEL REVENUES

Cointel's sole substantial activity is owning a controlling interest in Telefonica's common stock and its sole substantial source of cash revenues is dividends paid on such stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE-MONTH FISCAL YEAR/PERIOD ENDED DECEMBER 31, 2002 AND 2001

All references made below to 2002 and 2001 are to the three-month fiscal year/period ended December 31, 2002 and 2001, respectively, and are presented in compliance with the criteria provided for in Note 4. to the notes to the consolidated financial statements and therefore, do not include the spun off loss from spun-off operations.

As explained in Note 2.2. to the notes to the consolidated financial statements the Company has consolidated, line by line, its statement of income for the three-month fiscal year ended December 31, 2002 (see Note 19. to the notes to the consolidated financial statements) by subtracting from the amounts corresponding to the consolidated statement of income included in the consolidated financial statements of Telefonica and Telinver for the fiscal year ended December 31, 2002, the amounts corresponding to the consolidated statements of income included in the consolidated financial statements of Telefonica and Telinver for the nine-month period ended September 30, 2002.

Net Revenues

Net revenues decreased by 56.2% to 620 million in 2002 from 1,414 million in 2001.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in "Evolution of the Current Economic Situation in Argentina" and "Telecommunication Rate Regulation", the decrease in revenue during 2002 as compare with 2001 was principally due to the drop of approximately 54.6% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for 2002 and 2001 (restated in constant pesos of December 31,2002):

                                                  2002              2001
                                            ----------------- -----------------
    Basic telephone service
       Measured service                               186              432
       Monthly basic charges (1)                      156              373
    Special services                                   72              154
    Installation charges                                5               25
    Public phones                                      41               92
    Access charges                                     46              127
    International long-distance service                23               74
    Telephone equipment                                 2               17
    Publishing of telephone directories                38               33
    Other                                              51               87
                                                    -----             -----
    Total                                             620             1,414
                                                    =====             =====

    (1)  Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that Telefonica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefonica's network, and to customers of other operators routed through Telefonica's networks as well as other operators' networks. In this latter case, Telefonica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see "Cost of Services Provided, Administrative Expenses and Selling Expenses", "Fees and payment for services").

Measured service decreased by 56.9% to 186 million in 2002 from 432 million in 2001. The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 55% as a result of applying the same rate per telephone pulse of $0.0469 in both years in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; (ii) a decrease in average local domestic long-distance use per line mainly due to the state of the country's economy and (iii) a reduction in average number of billable domestic long distance lines (which includes increases and decreases of long distance lines as a result of the implementation of the presubscription process). Most of the variation in revenues from the measured service is due to the factor described in (i).

Monthly basic charges, which include the monthly basic charges of measured service lines, as well as of prepaid lines, decrease by 58.2% to 156 million in 2002, as compared to 373 million in 2001. The decline was due to the rate reduction in real terms close to 55% as a result of the application in 2002 of the same rate applied in 2001 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2002.

Special services decreased by 53.2% to 72 million in 2002 from 154 million in 2001. The changes were principally due to a drop in prices in real terms in 2002 that has affected the DTA (Digital Trunk Access), collect call charges and prepaid cards and internet access and traffic services. Internet access and traffic minutes decreased approximately 12.7% to 1,342 million minutes in 2002 from 1,537 million minutes in 2001. Furthermore, during 2002 there was an increase in revenue from the sale of prepaid cards that did not fully compensate the rate reduction in real terms.

Income from installation charges decreased by 80.0% to 5 million in 2002 from 25 million in 2001. The change was principally due to a decrease in the amount of basic telephone lines installed during 2002 and a decrease in prices in real terms.

Revenues for public phones decreased by 55.4% to 41 million in 2002 from 92 million in 2001. The decrease can mainly be attributed to: (i) a drop in prices in real terms; (ii) a lower average demand from pay-phones operated by third parties ("telephone stations"), (iii) a reduction in the number of semi-public lines and (iv) a decrease in public telephone installed and consumption.

Access charges decreased by 63.8% to 46 million in 2002 from 127 million in 2001. The variation was mainly due to (i) a decrease in rates in real terms as a result of the economic situation and the Price Cap; and (ii) a lower use of interconnection services by cellular telephone and long-distance operators.

International long-distance service revenues decreased by 68.9% to 23 million in 2002 from 74 million in 2001. The change was mainly due to a reduction of outgoing rates in real terms, partially off-set by a decrease in discounts granted. Likewise, there was a reduction in incoming and outgoing traffic with other international operators.

Telephone equipment and telephone accessories revenues dropped approximately an 88.2% to 2 million in 2002 from 17 million in 2001. The variation was due to a significant reduction in the units sold of telephone and computer equipment and cell phones, among others, and a reduction in sale prices in real terms.

Publishing of telephone directories increased by 15.2% to 38 million in 2002 from 33 million in 2001.

Other revenues decreased by 41.4% to 51 million in 2002 from 87 million in 2001. The variation was mainly due to a reduction in revenues from Direct Lines and as a result of lower rates in real terms and a decrease in sales.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 48.5% to 673 million in 2002 from 1,307 million in 2001.

The following table shows the breakdown of expenses in millions of pesos for 2002 and 2001 (restated in constant pesos of December 31, 2002):

                                                                        2002             2001
                                                                  ---------------  ---------------
    Salaries, social security taxes and other personnel expenses           87              194
    Depreciation and amortization (1)                                     319              371
    Fees and payments for services                                        119              300
    Management fee                                                         23               44
    Material consumption and other expenses                                14               33
    Allowance for doubtful accounts                                        27              266
    Equipment sales cost                                                   29               19
    Other                                                                  55               80
                                                                    ---------        ---------
    Total                                                                 673            1,307
                                                                    =========        =========

(1) Excluding the portion corresponding to financial expenses.

Salaries and social security taxes decreased by 55.2% to 87 million in 2002 from 194 million in 2001. The variation was mainly due to: a) a drop in real terms in salaries during 2002 as compared to 2001 and b) a personnel reduction in Telefonica, which decreased to 8,998 in 2002 from 9,410 in 2001. Lines in service per employee increased by 1.4% to 491 in 2002 from 484 in 2001.

Total depreciation and amortization decreased by 14.0% to 319 million in 2002 from 371 million in 2001. In Telefonica's the change was principally due to the amortization of the net book value of goodwills related to the internet business as of September 30, 2002 and to the completion of works in progress after December 31, 2001, the depreciation of which started as of such date which was partially offset by the effect of assets that are no longer depreciated.

Fees and service charge decreased by 60.3% to 119 million in 2002 from 300 million in 2001. The variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina economic crisis, principally in (i) advisory and consulting expenses, services related to information systems, sales commissions, cost related to related companies, temporary personnel costs; (ii) decrease in interconnection charges with other operators due to a decrease of consumption and tariffs (in real terms) and lower access costs in the northern region (iii) expenses related to Building refurbishing incurred during 2001 and other network maintenance costs;
(iv) advertising expenses related to the completion of certain advertising campaigns carried out in 2001 and (v) travelling, safety and communnications expenses.

Material consumption and other expenses decreased by 57.6% to 14 million in 2002 from 33 million in 2001. The variation is primarily the result of lower consumption of materials.

The allowance for doubtful accounts charge decreased by 89.8% to 27 million in 2002 from 266 million in 2001. This decrease is primarily due to a decision made by Telefonica in 2001 to reassess the recoverability of its receivables from Argentine government agencies (183 million overdue claims as of December 31, 2001), with due consideration given to the financial effect of such reassessment. The ensuing decrease was partially offset by a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

The cost of sales, which consist of telephone equipment, telephone accessories and other supplies, increased by 52.6% to 29 million in 2002 from 19 million in 2001.

The charge of income of other operating costs decreased by 31.3% to 55 million in 2002 from 80 million in 2001. The variation was mainly due to the decrease in costs in real terms, and particularly in taxes, transportation costs, commissions, allowance for slow inventory-turnover and insurance; these effects were partially offset by the charge of tax on checking accounts credits and debits since in 2001 it was disclosed under unusual items and in 2002 is disclosed in operating costs (administrative expenses).

Other Expenses, Net

Other expenses, net decreased by 1.9% to 51 million in 2002 from 52 million in 2001. Such decrease is mainly due to a decrease in charges in real terms. The most part of the variation is due to employee termination costs and a decrease in fixed assets retirements. In relation with the charge for contingencies, although the charge in 2002 was higher, the net variation in real terms in 2002 as compared to 2001 is a decrease.

Financial Gains and Losses

In 2002 and 2001, net financial gains and losses amounted to a gain of 452 million and to a loss of 90 million, respectively, representing a variation of 542 million. The gain in 2002 was basically due to the impact of the variation of the peso exchange rate on the net monetary position in foreign currency between the beginning and the end of the fiscal year, which, net of the result from the exposure to inflation, amounted to a gain of 599 million. The gain from exchange differences was partially offset by the increase in the amount of interest from higher interest rates and the rate of exchange, in 2002 as compare with 2001, in those cases in which interest was in foreign currency, led to an increased loss of 105 million, net of monetary gain/loss and a gain from the exposure to inflation of monetary assets and liabilities in pesos of 36 million.

In Telefonica capitalized interest included in construction in process for the three-month period ended December 31, 2001 totaled 4 million (in constant pesos of December 31, 2002). During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to lesser construction in process.

Income (Loss) Before Income Tax and Minority Interest and Net Income (Loss) for the year/period

Income (Loss) before income tax and minority interest was 349 million (income) in 2002 compared to 44 million (loss) in 2001. After the income tax charge and minority interest of 100 million (loss) in 2002 and 37 million (loss) in 2001, net income amounted to 249 million in 2002 and net loss amounted to 81 million in 2001.

Liquidity and Capital Resources

The Company's cash and cash equivalents amounted to 397 million and 152 million as of December 31, 2002 and 2001, respectively. Cash and cash equivalents in 2002 increased in 46 million, or 13.1% from 351 million at the beginning of such fiscal year. Of the cash and cash equivalents at December 31, 2002, 88% are primarily held in U.S. dollars and 12% are held in Argentine pesos. As a percentage of total assets, cash and cash equivalents represented 4.0% at December 31, 2002.

Total cash flows from operating activities for 2002 and 2001 amounted to 251 million and 416 million, respectively.

The Company and Telefonica has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 22. to the notes to the financial statements, as of the date of issuance of this Management's discussion and analysis of financial condition and results of operations, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefonica, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

The main uses of cash for 2002 and 2001 were those related to the purchase of fixed assets and payment of loans and dividends. Funds used for the purchase of fixed assets for the year/period ended December 31, 2002 and 2001 totaled 37 million and 208 million, respectively. Dividend payments to minority shareholders for the three-month period ended December 31, 2001 totaled 115 million.

Telefonica has borrowed funds from major financial institutions in an amount of 422 million. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain-predetermined conditions are met. Additionally, Telefonica used other long-term bank credit lines to finance imports from different commercial banks.

As of December 31, 2002, the Company, Telefonica and Telinver owed a total amount of approximately 3,353 million (approximately US$995 million) to related parties, respectively, which matures until September 2003. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company's and Telefonica's payables ("events of anticipated maturity") if there are changes in the Company's and Telefonica's equity, economic and financial situation that due to their adverse nature may affect the Company's and Telefonica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company and Telefonica to repay their debts. The creditor has advised the Company and Telefonica that until September 20, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) shall not consider that debts have become due and payable for the Company's failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2002, the Company has classified as current liabilities, maturing in September 2003, a loan of US$9 million (equivalent to 30 million at the exchange rate in effect at December 31, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings, are filed for amounts in excess of certain net equity percentages of the Company, Telefonica or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of this Management's discussion and analysis of financial condition and results of operations, Telefonica and the Company obtained a waiver in connection with those proceedings, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

Goodwill's booked value generated by the investment in Telefonica and certain assets of Telefonica recorded as of December 31, 2002, were valued calculating their recoverable value on the basis of the Company's and Telefonica's management best estimate of Telefonica's future cash flows, considering current information and Telefonica's future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates which as described in Note 12.1. to the notes to the consolidated financial statements, derive from the pending renegotiation with the Government, whether the amounts booked for such assets, as of December 31, 2002, of 343 million and 5,478 million (amount calculated considering such 64.8% interest in Telefonica's respective assets), is fully recoverable depends on the final outcome of the above mentioned matters.

Foreign-Denominated Debt, Receivables and Investments

Bank and financial payables are principally stated in foreign currency. Total bank and financial payables in foreign currency amount to approximately US$2,080 million, EURO 24 million and yens 8,895 million, which, as of December 31, 2002 equals to 7,010 million, 86 million and 253 million, respectively. Additionally, as of December 31, 2002, trade, tax and other payables in foreign currency amount to 219 million, of which, approximately, 179 million are stated in US dollars. Furthermore, total receivables, investments and cash in foreign currency amount to 591 million.

Exposure to Foreign Exchange Rates

Effective September 29, 1999, Telefonica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of December 31, 2002, the related liability taking into account the effect of the above-mentioned swap and the additional interest accrued amounts to US$86 million.

The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefonica's shareholders' equity.

During December 1999, Telefonica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with Telefonica's net position of assets and liabilities in Euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

Monetary and Currency Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and tight restrictions or transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions.

Subsequent regulations of the B.C.R.A. established that, until August 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal or interest on financial debts abroad, except for the above mentioned organizations (see Note 22. to the notes to the consolidated financial statements). As of the date of these operation and financial review and prospect, the Company and Telefonica have obtained the necessary authorization from the B.C.R.A. in the requested cases.

While the above restriction is in force, or should it be maintained beyond August 8, 2003, the Company and Telefonica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally in those cases in which special authorization is required. The Company's and Telefonica's current debt maturities affected by this situation amount to 3,320 million. In addition, the amount of 3,801 million classified as noncurrent in the balance sheet as of December 31, 2002, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason or for the lack of funds to meet the payments at its maturity, the amounts that were disclosed as noncurrent in the balance sheet as of December 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

Telefonica Holding de Argentina S.A. ("THA"), a shareholder of the Company, is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment, to use its best efforts to provide such financing directly or indirectly, subject to THA's own fund availability, which depends on the evolution of the issues affecting THA's own financial situation.

On the other hand, TESA (TISA's parent company) has advised the Company and Telefonica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company's and Telefonica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefonica or should the Company and Telefonica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefonica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note
8.3.1. to the notes to the consolidated financial statements) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefonica to settle their current liabilities in the normal course of business and maintain their normal operations.

Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of Cointel, Telefonica and its controlled company as of December 31, 2002:

                                                 Payments due by Period in millions of Argentine Pesos
                                         --------------------------------------------------------------------
                                                     Less
                                                     than        1-3          3-4          4-5       After 5
                                          Total     1 year      years        years        years       years
                                         --------  --------   --------     --------      --------    --------
Contractual obligations
  Bank and financial payables (1)          8,705     3,916      2,713(2)      441(2)(3)       173(2)    1,462
  Other obligations (4)                      825       637         51          23              21          93
                                         --------  --------   --------     --------      --------    --------
  Total contractual cash obligations       9,530     4,553      2,764         464             194       1,555
                                         =======   =======    =======      ========      ========    ========

  Other commercial commitments (5)           163        65         72          23               3           -
                                         --------  --------   --------     --------      --------    --------
  Total commercial commitments               163        65         72          23               3           -
                                         =======   =======    =======      ========      ========    ========

(1)  Includes preferred stock and preferred dividends.
(2) Includes 20 million, 9 million and 8 million, respectively, corresponding to a loan whose original maturity date was noncurrent and that the Company has classified as current liabilities, maturing in September 2003, regarding the maximum term provided by the waiver mentioned in Note 10.2. to the notes to the consolidated financial statements.
(3) Includes US$71 million face of corporate bonds, due July 2006. Under their terms, holders may demand that the bonds be redeemed after July 1, 2004 (see Note 8.3.1. to the notes to the consolidated financial statements).
(4) Includes 219 million in foreign currency liabilities as of December 31, 2002.
(5) Includes 53 million principally related to certain framework agreements, which Telefonica will make use of in accordance to Telefonica's needs.

Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company estimated interest payable based on interest rates in effect at December 31, 2002. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 99% of these obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at December 31, 2002. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Trend information

Cointel's sole substantial activity is owning a controlling interest in Telefonica's common stock. Therefore, the information about trends that follows corresponds to Telefonica's business.

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefonica expects that the level of competition in its markets will increase in the future. As of December 2001, many new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of December 31, 2002, more than 8 licensees are providing local and/or fixed long-distance telephone service. Among these companies there are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefonica (in the Northern Region) and Telecom (in the Southern Region).

Telefonica is subject to competitive pressures due to the development of increased domestic and international transmission capacity.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefonica opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefonica or for Movicom/CTP or the others as their new provider of service. In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefonica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators. Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefonica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefonica's overall operations or revenues.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N(degree) 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefonica fulfilled the filling of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefonica's management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefonica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polinomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2585/91. In addition, based on the above, Telefonica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N(degree) 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

Under Emergency Decree No. 120 issued by the Federal Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Act 25,561 is completed.

In addition, Decree N(degree) 764/00 has reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap was applied during the first two years after these rules and regulations become effective to the above mentioned prices (see Note 1. to the notes to the Company financial statements).

As of the date of issuance of this Management's discussion and analysis of financial condition and results of operations, Telefonica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in GPL. Although, according to the opinion of the Company's Management and Telefonica's legal counsel, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefonica's future financial position and results.

The principal strategic objective of Telefonica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefonica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, the financial condition or results of operations of Telefonica. While there can be no assurance, in the opinion of Telefonica's management, the implementation of Telefonica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

The Company and Telefonica have followed a financing policy that has combined the use of internally-generated funds with use of third party and majority-shareholder financing.

The Company and Telefonica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefonica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

Consequently, the Company's and Telefonica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

AGREEMENT SIGNED BY THE COMPANY'S SHAREHOLDERS

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including Republica Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA entered into a Stock Exchange Agreement (the "Contract"), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

CORPORATE REORGANIZATION

Tender offer for Telefonica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefonica whereby TESA offered to exchange for its own stock any and all Telefonica Class B shares not already directly or indirectly held by TESA. Telefonica shares subject to the TESA tender offer represented 48.2% of Telefonica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transaction described in Note 10.2.1. to the notes to the consolidated financial statements ("Agreement signed by the Company's Shareholders) the 98% of Telefonica Common Capital Stock are indirectly controlled by TESA.

Telefonica reorganization

As a consequence that TESA has carried out its plan to make a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefonica's Board of Directors and Telefonica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefonica, and consequently the Company, no longer holds an interest in Telefonica Comunicaciones Personales S.A. ("TCP"), Telefonica Data Argentina S.A. ("TDA") (formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders' Meetings of Telefonica and the above-mentioned subsidiaries, Telefonica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefonica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines - Mobile and Data).

Furthermore, as approved by the Company and Telefonica's Board of Directors and Telefonica's Special Shareholders Meeting, the minority shareholders, that are not related to TESA exchanged their Telefonica's shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefonica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefonica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefonica acquired, at their listing value, the fractions of Telefonica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of 2.227 (in constant pesos of December 31, 2002) per share. Until these shares have been sold, Telefonica may not exercise any of the rights inherent therein.

Described below are the commitments approved by Telefonica, TCP, Telinver, TMA and TDA Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)   Agreement between Telefonica, Telinver, TCP and TDA whereby:

     - Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefonica.

     - TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefonica.

     - TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefonica.

     According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between Telefonica, TDA and TMA whereby Telefonica spun-off: (i) the assets and liabilities related, the portion of Telefonica's goodwill the TDA data business and the ownership interest in TDA, and (ii) Telefonica's consulting business (Telefonica's interest in TYSSA) that were merged into TDA. Additionally, Telefonica spun-off the mobile communications business related to Telefonica's interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 ("Date of the Second Reorganization").

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with Telefonica the assets of its e-commerce business, including its 50% interest in E-Commerce Latina ("ECL").

     Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefonica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

     a) the activities developed by the reorganized companies (or similar activities), and

     b) its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefonica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

     Telefonica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

Statistical Data

The following table provides certain basic information relating to the development of Telefonica's domestic telephone system.

                                                                      December 31, 2002    December 31, 2001
                                                                    --------------------  --------------------
Billable lines of measured service                                           3,637,956           3,849,783
Lines installed                                                              4,888,902           4,876,264
Lines in service                                                             4,419,162           4,556,297
Lines in service per 100 inhabitants                                              23.8                24.5
Lines in service per employee                                                    491.1               484.2
Percentage of lines connected to digital exchanges                                100%                100%
Public telephones installed                                                    101,552             122,665

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMPANIA INTERNACIONAL DE
                                         TELECOMUNICACIONES S.A.


                                         By: /s/  Pablo Llauro
                                             -----------------------------------
                                         Name:    Pablo Llauro
                                         Title:   Assistant General Counsel

Date: April 14, 2003